FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	809940 ~~000-0809-940~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 31, 2005, MLMI Series 2005-A7	**333-127233**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: **Alan Chan**

Title: **Vice President**

Dated: October 31, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



RMBS New Transaction

Computational Materials

$[1,178,985,742] (approximate)

MLCC 2005-3

Mortgage-Backed Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
KKR Financial Mortgage Corp.
Sellers

Wells Fargo Bank, N.A.
Master Servicer

Merrill Lynch Credit Corporation
Wells Fargo Bank, N.A.
First Republic Bank
Originators

PHH Mortgage Corporation
Wells Fargo Bank, N.A.
First Republic Bank
Servicers

October [26], 2005

Recipients must read the information contained in the *Important Notices* section following the cover page of these Computational Materials. Do not use or rely on the information contained in these Computational Materials if you have not received or reviewed the *Important Notices* section. If you have not received the *Important Notices* section, call your Merrill Lynch account executive for another copy. The information set forth in these Computational Materials supersedes any previously distributed information relating to the securities described herein.

IMPORTANT NOTICES

This document and the information contained herein (the "Computational Materials") are confidential and may not be used by or disclosed to any person other than the person to whom they were originally delivered and such person's legal, tax, financial and/or accounting advisors. If you have received these Computational Materials in error, please notify the sending party immediately by telephone and return the original to such party by mail. Notwithstanding the foregoing, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the securities, and all materials of any kind relating to such federal tax treatment and structure, other than the identity of the issuer and information that would permit the identification of the issuer.

These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

CONTACTS

MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Charles Macintosh	212-449-3659	charles_macintosh@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com

Global Asset Backed Finance		
Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tim Loughlin	212-449-1646	timothy_loughlin@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com
Yimin Ge	212-449-9401	yimin_ge@ml.com
Hoi Yee Leung	212-449-1901	hoiyee_leung@ml.com

DEAL STRUCTURE SUMMARY:

MLCC 2005-3

$[1,178,985,742] (Approximate, Subject to Final Collateral)
Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance	Pass-Through Rates	Tranche Type	Expected Rtgs S&P/Moody's
I-A	[$334,745,000]	Floater (1)(7)	Senior	AAA/Aaa
I-A-IO	[$334,745,000]	WAC IO(8)	Senior	AAA/Aaa
II-A	[$189,051,000]	Floater (2)(7)	Senior	AAA/Aaa
II-A-IO	[$189,051,000]	WAC IO(9)	Senior	AAA/Aaa
III-A	[$275,146,000]	Floater (3)(7)	Senior	AAA/Aaa
III-A-IO	[$275,146,000]	WAC IO(10)	Senior	AAA/Aaa
IV-A	[$239,736,000]	Floater(4)	Senior	AAA/Aaa
IV-A-IO	[$239,736,000]	WAC IO(11)	Senior	AAA/Aaa
V-A	[$96,094,000]	Floater(5)	Senior	AAA/Aaa
V-A-IO	[$96,094,000]	WAC IO(12)	Senior	AAA/Aaa
M-1	[$17,095,000]	WAC(6)	Mezzanine	AA/Aa2
M-2	[$10,021,000]	WAC(6)	Mezzanine	A/A2
M-3	[$6,484,000]	WAC(6)	Mezzanine	BBB/Baa2
B-1	[$2,947,000]		Subordinate	BB/Ba2
B-2	[$2,357,000]	Information Not Provided Hereby	Subordinate	B/B2
B-3	[$5,309,742]		Subordinate	NR/NR
Total	[$1,178,985,742]			

(1) Up to and including the payment date in [October 2010], the Class I-A Certificates will bear interest equal one-month LIBOR + [0.25]%. After the payment date in [October 2010], the Class I-A Notes will have a Note Interest Rate equal to the weighted average of the net rates of the Group I Mortgage Loans.

(2) Up to and including the payment date in [October 2008], the Class II-A Certificates will bear interest equal one-month LIBOR + [0.25]%. After the payment date in [October 2008], the Class II-A Notes will have a Note Interest Rate equal to the weighted average of the net rates of the Group II Mortgage Loans

(3) Up to and including the payment date in [October 2010], the Class III-A Certificates will bear interest equal one-month LIBOR + [0.25]%. After the payment date in [October 2010], the Class III-A Notes will have a Note Interest Rate equal to the weighted average of the net rates of the Group III Mortgage Loans.

(4) The Class IV-A Certificates will bear interest of the lesser of (1) one-month LIBOR + [0.25]% and (2) the weighted average of the net rates of the Group IV Mortgage Loans. If the optional termination of the Class IV-A Certificate does not occur on the first distribution date on which it can occur, the margins on each class of the Class IV-A Certificates will increase to 2x its respective margin, following Distribution Date.

(5) The Class V-A Certificates will bear interest of the lesser of (1) one-month LIBOR + [0.25]% and (2) the weighted average of the net rates of the Group V Mortgage Loans. If the optional termination of the Class V-A Certificate does not occur on the first distribution date on which it can occur, the margins on each class of the Class V-A Certificates will increase to 2x its respective margin, following Distribution Date.

(6) The Class M-1, Class M-2 and Class M-3 Certificates will bear interest at a variable rate (the "Pass-Through Rate") equal to the weighted average of the weighted average of the Net Rates of the Group I Mortgage Loans, Group II Mortgage Loans, Group III Mortgage Loans, Group IV Mortgage Loans and Group V Mortgage Loans.

(7) Each Pass-Through Rate on the Class I-A, Class II-A, and Class III-A Certificates is adjusted for the applicable portion of any net swap payments and certain swap termination payments payable to the swap provider.

(8) The Pass-Through Rate on the Class I-A-IO Certificates for each distribution date will be a per annum rate equal to the excess, if any, of (A) the weighted average of the net mortgage rates on the Group I mortgage loans, over (B) the swap rate on the Class I-A Certificates. The Class I-A-IO Certificates will accrue interest on or prior to the Group I Rate Change Date based on a Notional Amount equal to the principal balance of the Class I-A Certificates. Following the Group I Rate Change Date, the notional balance of the Class I-A-IO Certificates will equal zero. The pass-through rate with respect to the first Interest Accrual Period is expected to be approximately [0.8821]% per annum.

(9) The Pass-Through Rate on the Class II-A-IO Certificates for each distribution date will be a per annum rate equal to the excess, if any, of (A) the weighted average of the net mortgage rates on the Group II mortgage loans, over (B) the swap rate on the Class II-A Certificates. The Class II-A-IO Certificates will accrue interest on or prior to the Group II Rate Change Date based on a Notional Amount equal to the principal balance of the Class II-A Certificates. Following the Group II Rate Change Date, the notional balance of the Class II-A-IO Certificates will equal zero. The pass-through rate with respect to the first Interest Accrual Period is expected to be approximately [0.8281]% per annum.

(10) The Pass-Through Rate on the Class III-A-IO Certificates for each distribution date will be a per annum rate equal to the excess, if any, of (A) the weighted average of the net mortgage rates on the Group III mortgage loans, over (B) the swap rate on the Class III-A Certificates. The Class III-A-IO Certificates will accrue interest on or prior to

the Group III Rate Change Date based on a Notional Amount equal to the principal balance of the Class III-A Certificates. Following the Group III Rate Change Date, the notional balance of the Class I-III-A-IO Certificates will equal zero. The pass-through rate with respect to the first Interest Accrual Period is expected to be approximately [1.0939]% per annum.

(11) The Pass-Through Rate on the Class IV-A-IO Certificates for each distribution date will be a per annum rate equal to the excess, if any, of (A) the weighted average of the net mortgage rates on the Group IV mortgage loans, over (B) the Pass-Through Rate on the Class IV-A Certificates. The Class IV-A-IO Certificates will accrue interest based on a Notional Amount equal to the principal balance of the Class IV-A Certificates. The pass-through rate with respect to the first Interest Accrual Period is expected to be approximately [1.2090]% per annum.

(12) The Pass-Through Rate on the Class V-A-IO Certificates for each distribution date will be a per annum rate equal to the excess, if any, of (A) the weighted average of the net mortgage rates on the Group V mortgage loans, over (B) the Pass-Through Rate on the Class V-A Certificates. The Class V-A-IO Certificates will accrue interest based on a Notional Amount equal to the principal balance of the Class V-A Certificates. The pass-through rate with respect to the first Interest Accrual Period is expected to be approximately [0.8826]% per annum.

Depositor: Merrill Lynch Mortgage Investors, Inc.

Lead Manager: Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Master Servicer: Wells Fargo Bank, N.A.

Securities Administrator: Wells Fargo Bank, N.A.

Trustee: Wachovia Bank, N.A.

Grantor Trustee: Wachovia Bank, N.A.

Swap Provider: Citibank, N.A.

Rating Agencies: S&P and Moody's will rate the Certificates. It is expected that the Certificates will be assigned the credit ratings on page [9] of this preliminary Term Sheet.

Cut-off Date: October 1, 2005.

Pricing Date: On or about October [26] 2005.

Closing Date: On or about October [31], 2005.

Distribution Dates: The 25th day of each month (or if not a business day, the next succeeding business day), commencing in November 2005.

Certificates: The "Senior Certificates" will consist of the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class I-A-IO, Class II-A-IO, Class III-A-IO, Class IV-A-IO and Class V-A-IO Certificates (collectively, the "Class A Certificates"). The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class I-A-IO, Class II-A-IO, Class III-A-IO, Class IV-A-IO, Class V-A-IO, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.

Registration: The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.

Federal Tax Treatment: It is anticipated that, for federal income tax purposes, the Offered Certificates (other than the Class I-A, Class II-A and Class III-A Certificates) will represent ownership of REMIC regular interests and the Class I-A, Class II-A and Class III-A Certificates will each represent ownership of a Grantor Trust Certificate which will each represent ownership of a REMIC regular interest and a swap.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible, except that prior to the termination of the supplement interest trusts, which holds the swap agreements, persons using plan assets to purchase the Class I-A, Class II-A, or Class III-A Certificates may purchase such Certificates only if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates, except for Class IV-A and Class V-A Certificates, will be priced assuming all loans are paid on their first reset date ("CPB") at a prepayment speed of 25% CPR. The Class IV-A and Class V-A Certificates will be priced at a prepayment speed of 25% CPR.

Mortgage Loans: The trust will consist of five groups of approximately 2,436 adjustable rate, prime mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the statistical pool of approximately $1,178,985,743 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 16.70%, 53.71% and 29.59% of the Mortgage Loans are indexed based on one-month LIBOR, six-month LIBOR and one-year Treasury, respectively, and generally have original terms to maturity of 30 years.

Approximately 15.31%, 44.97% and 34.62% of the Mortgage Loans are scheduled to pay interest only for approximately the first three, five and ten years, respectively. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group I Mortgage Loans: As of the Cut-off Date, the Group I Mortgage Loans have an aggregate principal balance of approximately $347,787,608, which equals approximately 29.50% of the Mortgage Loans.

Approximately 74.57% and 14.41% of the Mortgage Loans are scheduled to pay interest only for the first five and ten years, respectively. After the first five and ten years, all of the Group I Mortgage Loans adjust annually. All of the Group I Mortgage Loans are subject to an interest rate cap of 5.000% on the first adjustment date and a periodic rate cap of 2.000% on each adjustment date thereafter. All of the Group I Mortgage Loans are subject to a maximum mortgage rate equal to the initial mortgage rate plus 5.000%.

All of the Group I Mortgage Loans are indexed based on one-year Treasury. Approximately 74.57% and 14.41% of the Group I Mortgage Loans are scheduled to pay interest only for the first five and ten years, respectively. After such five-year and ten-year interest-only term, Group I Mortgage Loans are scheduled to amortize on a 25-year and 20-year fully amortizing basis.

Group II Mortgage Loans:

As of the Cut-off Date, the Group II Mortgage Loans have an aggregate principal balance of approximately $196,417,371, which equals approximately 16.66% of the Mortgage Loans.

Approximately 91.88% and 1.55% of the Group II Mortgage Loans are scheduled to pay interest only for the first three and ten years, respectively. After the first three and ten years, approximately 99.76% and 0.24% of the Group II Mortgage Loans adjust semi-annually and annually, respectively. Approximately 0.05%, 96.52% and 3.43% of the Group II Mortgage Loans are subject to an interest rate cap of 2.000%, 5.000% and 6.000%, respectively, on the first adjustment date and approximately 99.76% and 0.24% of the Group II Mortgage Loans are subject to a periodic rate cap of 1.000% and 2.000%, respectively, on each adjustment date thereafter. Approximately 0.35%, 95.15%%, 1.02% and 3.48% of the Group II Mortgage Loans are subject to a maximum mortgage rate equal to the initial mortgage rate plus 4.975%, 5.000%, 5.125% and 6.000%, respectively.

Approximately 99.76% and 0.24% of the Group II Mortgage Loans are indexed based on six-month LIBOR and one-year Treasury, respectively. Approximately 91.88% and 1.55% of the Group II Mortgage Loans are scheduled to pay interest only for the first three and ten years, respectively. After such three-year and ten-year interest-only term, the Group II Mortgage Loans are scheduled to amortize on a 27-year and 20-year fully amortizing basis, respectively.

Group III Mortgage Loans:

As of the Cut-off Date, the Group III Mortgage Loans have an aggregate principal balance of approximately $285,866,993, which equals approximately 24.25% of the Mortgage Loans.

Approximately 94.73% and 3.17% of the Group III Mortgage Loans are scheduled to pay interest only for the first five and ten years, respectively. After the first five and ten years, approximately 99.79% and 0.21% of the Group III Mortgage Loans adjust semi-annually and annually, respectively. Approximately 0.10% and 99.69% of the Group III Mortgage Loans are subject to an interest rate cap of 2.000% and 5.000%, respectively, on the first adjustment date and approximately 99.69% and 0.10% of the Group III Mortgage Loans are subject to a periodic rate cap of 1.000% and 2.000%, respectively, on each adjustment date thereafter. Substantially all of the Group III Mortgage Loans are subject to a maximum mortgage rate equal to the initial mortgage rate plus 5.000%.

Approximately 99.79% and 0.21% of the Group III Mortgage Loans are indexed based on six-month LIBOR and one-year Treasury, respectively. Approximately 94.73% and 3.17% of the Group III Mortgage Loans are scheduled to pay interest only for the first five and ten years, respectively. After such five-year and ten-year interest-only term, the Group III Mortgage Loans are generally scheduled to amortize on a 25-year and 20-year fully amortizing basis, respectively.

Group IV Mortgage Loans:

As of the Cut-off Date, the Group IV Mortgage Loans have an aggregate principal balance of approximately $249,075,897, which equals approximately 21.13% of the Mortgage Loans.

All of the Group IV Mortgage Loans are scheduled to pay interest only for the first ten years. After the first ten years, approximately 38.95% and 61.05% of the Group IV Mortgage Loans adjust monthly and semi-annually, respectively. Approximately 99.60% and 0.40% of the Group IV Mortgage Loans are subject to a maximum mortgage rate of 12.000% and 12.750%, respectively, on the any adjustment date.

Approximately 38.95% and 61.05% of the Group IV Mortgage Loans are indexed based on one-month LIBOR and six-year LIBOR, respectively. All of the Group IV Mortgage Loans are scheduled to pay interest only for the first ten years. After such ten-year interest-only term, approximately 98.16% and 1.84% of the Group IV Mortgage Loans are scheduled to amortize on a 15-year and 20-year fully amortizing basis, respectively.

Group V Mortgage Loans:

As of the Cut-off Date, the Group V Mortgage Loans have an aggregate principal balance of approximately $99,837,874, which equals approximately 8.47% of the Mortgage Loans.

Approximately 96.98% of the Group V Mortgage Loans are scheduled to pay interest only for the first ten years. After the first ten years, all of the Group V Mortgage Loans adjust monthly. Approximately 1.10%, 6.11%, 1.17%, 83.69% and 7.92% of the Group V Mortgage Loans are subject to a maximum mortgage rate of 9.950%, 10.950%, 11.650%, 11.950% and 12.500%, respectively, on the any adjustment date.

All of the Group V Mortgage Loans are indexed based one-month LIBOR. Approximately 96.98% of the Group V Mortgage Loans are scheduled to pay interest only for the first ten years. After such ten-year interest-only term, the Group V Mortgage Loans are substantially scheduled to amortize on a 20-year fully amortizing basis.

Accrual Period:

The interest accrual period for the all certificates (except Class I-A, Class II-A, Class III-A, Class IV-A and Class V-A Certificates) for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis. The interest accrual period for the Class I-A, Class II-A, Class III-A, Class IV-A and Class V-A Certificates accrue from and including the preceding Distribution Date to the day prior to the current Distribution Date on a 30/360 basis (except for the first distribution date, the accrual period will begin on the Closing Date).

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Moody's	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/AAA	96.25%	3.75%
Class M-1	AA/Aa2	1.45%	2.30%
Class M-2	A/A2	0.85%	1.45%
Class M-3	BBB/Baa2	0.55%	0.90%

*Preliminary and subject to revision.

Shifting Interest: Prior to the Distribution Date occurring in November 2012, the Mezzanine Certificates and Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Mezzanine Certificates and Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Mezzanine Certificates and Subordinate Certificates are as follows:

November 2005 - October 2012	0% Pro Rata Share
November 2012 - October 2013	30% Pro Rata Share
November 2013 - October 2014	40% Pro Rata Share
November 2014 - October 2015	60% Pro Rata Share
November 2015 - October 2016	80% Pro Rata Share
November 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates reaches twice the initial subordination, on or after the Distribution Date in November 2008, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior, Mezzanine and Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Mezzanine Certificates and Subordinate Certificates will be allocated to the Senior Certificates.

Coupon Step Up: If the optional termination of the Certificates does not occur on the first distribution date on which it can occur, the margins on each class of the Class IV-A and Class V-A Certificates will increase to 2x their respective margins, in each case on each subsequent Distribution Date.

Allocation of Realized Losses:

The principal portion of realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; second, to the Mezzanine Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; and third to the related Class I-A, Class II-A, Class III-A, Class IV-A and Class V-A Certificates, until its certificate principal balance has been reduced to zero.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans in the related loan group or groups (after payment of any servicing fees, trustee fees, net swap payment or swap termination payment to the swap provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")), in the following order of priority:

1) To the Senior Certificates, accrued and unpaid interest at the respective pass-through rate;
2) Concurrently as follows,
    i) To the Class I-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group I Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3) below).
    ii) To the Class II-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group II Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3) below).
    iii) To the Class III-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group III Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3) below).
    iv) To the Class IV-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group IV Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3) below).
    v) To the Class V-A Certificates, until its principal balance is reduced to zero, all principal received with respect to the Group V Mortgage Loans (other than any portion of such principal distributable to the Mezzanine and Subordinate Certificates pursuant to (3) below).
3) Sequentially to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, in each case up to an amount equal to and in the following order, (i) first, accrued and unpaid interest at the respective Pass-Through Rate and (ii) second, such Class' pro-rata share of scheduled principal its pro rata share of prepayment principal as described under "Shifting Interest" above, until their respective certificate principal balances are reduced to zero.

Swap Agreement:

On the Closing Date, the Securities Administrator on behalf of the Supplemental Interest Trust relating to each Grantor Trust will enter into a Swap Agreement, referred to herein as the

Class I-A swap agreement, the Class II-A swap agreement and the Class III-A swap agreement, with initial notional amounts of [$334,745,000], [$189,054,000] and [$275,146,000], respectively. Under each Swap Agreement, the related Supplemental Interest Trust shall be obligated to pay to the Swap Provider an amount equal to the lesser of (i) the related fixed swap rate and (ii) the weighted average of the related mortgage loans on the related swap notional amount, and the related Supplemental Interest Trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the related Swap Agreement) plus 0.25% on the related swap notional amount on each Distribution Date, accrued during each swap accrual period until such swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that a Supplemental Interest Trust is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders of the related Class A Certificates will be applied to make a net payment to such Supplemental Interest Trust in the same amount, for payment to the Swap Provider.

Upon early termination of a Swap Agreement, the related Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that a Supplemental Interest Trust is required to make a Swap Termination Payment, the related Grantor Trust will be required to make a payment to the Supplemental Interest Trust in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to holders of the related Class A Certificates (other than a Swap Termination Payment due to a Swap Provider Trigger Event).**

Swap Payments: Funds payable under each swap agreement will be deposited into a corresponding reserve account (each such account, a "Swap Account").

Funds in a Swap Account that are payable to the Swap Provider will be paid from any available funds payable in respect of the related Class A Certificates prior to distributions on such related Class A Certificates (other than any Swap Termination Payment due to a Swap Provider Trigger Event) and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in a Swap Account that are payable to the related Supplemental Interest Trust will be distributed on each Distribution Date to the holders of the related Class A Certificates in an amount equal to the excess of (x) One-Month LIBOR (as determined pursuant to the related swap agreement) plus the related certificate margin over (y) the lesser of (i) the fixed swap rate or (ii) weighted average of the net mortgage rates of the related mortgage loans, based on a notional amount equal to the certificate principal balance of the related Class A Certificates.

Special Derivative

Contracts:

At the direction of the holder of a majority of the most subordinate class of Subordinate Certificates or Mezzanine Certificates then outstanding (the "Controlling Class Holder"), the Securities Administrator shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the most subordinate class of REMIC regular certificates then outstanding. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Pooling and Servicing Agreement, (ii) an Opinion of Counsel, (iii) Written confirmation by each of the Rating Agencies that the Special Derivative Contract will not result in the downgrade, withdrawal or suspension of the rating on any certificate and (iv) the consent of Controlling Class Holder to the acquisition of such Special Derivative Contract.

All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the most subordinate class of REMIC regular certificates then outstanding on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Trustee.

Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the holder of the most subordinate class of REMIC regular certificates then outstanding on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Trustee on behalf the holder of the most subordinate class of REMIC regular certificates then outstanding and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of the Controlling Class Holder and (iv) prohibit the Special Derivative Counterparty from "setting-off' or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Swap Provider Trigger Event:

Shall mean: (i) an Event of Default under the Swap Agreement with respect to which the Swap Provider is a Defaulting Party (as defined in the related Swap Agreement), (ii) a Termination Event under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party (as defined in the related Swap Agreement) or (iii) an Additional Termination Event under the Swap Agreement with respect to which the Swap Provider is the sole Affected Party.

Special Foreclosure Rights:

The Servicers will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the Controlling Class Holder, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action.

If the Controlling Class Holder timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The Controlling Class Holder will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the related Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the related Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The related Servicer is not permitted to proceed with any such action unless the Controlling Class Holder, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the Controlling Class Holder timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related underlying Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The Controlling Class Holder will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the Controlling Class Holder shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the related Servicer action. Moreover, the Controlling Class Holder shall not be entitled to the foregoing rights if any of the Subordinate Certificates are held by entities that are unaffiliated with such Controlling Class Holder.

Optional Sale of Defaulted Mortgage Loans: Each Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if such Servicer reasonably believes that such sale would maximize proceeds to the certificateholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Permitted Activities: Notwithstanding the foregoing, at the direction of the Controlling Class Holder, the permitted activites of the trust shall be amended. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, (ii) any opinion of counsel reasonably requested by the underwriter, the rating agencies, the Trustee or the Securities Administrator, (iii) written confirmation from the rating agencies stating that such amendment will not result in the rating of any of the Certificates to be downgraded, withdrawn or suspended and in the case of Moody's, written notice to Moody's of such amendment and (iv) the consent of the Controlling Class Holder to the amendment of such permitted activities.

Assumptions:

Group 1,2&3: 25% CPB
Group 4&5: 25% CPR
Initial 1month LIBOR 4.08%
Initial 6 Month LIBOR: 4.44%
Initial 1 Year Treasury: 4.26%

Assumed Mortgage Loan Characteristics

Group	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1	1 Year Treasury	38,331,833.41	5.315	5.065	360	359	0	2.750	10.315	2.750	5.000	2.000	59	12
1	1 Year Treasury	259,354,926.23	5.352	5.102	360	359	59	2.750	10.352	2.750	5.000	2.000	59	12
1	1 Year Treasury	50,100,848.61	5.329	5.079	360	359	119	2.750	10.329	2.750	5.000	2.000	59	12
2	1 Year Treasury	107,725.96	4.625	4.375	360	338	0	2.750	10.625	2.750	2.000	2.000	14	12
2	1 Year Treasury	357,428.90	4.125	3.875	360	335	0	2.750	10.125	2.750	6.000	2.000	11	12
2	6 Month LIBOR	11,300,295.24	4.539	4.289	360	345	0	2.000	9.539	2.000	5.000	1.000	21	6
2	6 Month LIBOR	1,145,344.98	5.500	5.250	360	359	0	2.250	11.500	2.250	6.000	1.000	35	6
2	6 Month LIBOR	175,861,825.47	5.260	5.010	360	356	32	2.000	10.261	2.000	5.000	1.000	32	6
2	6 Month LIBOR	4,607,000.00	5.133	4.883	360	358	34	2.250	11.133	2.250	6.000	1.000	34	6
2	6 Month LIBOR	2,415,250.00	5.577	5.327	360	360	120	2.250	10.577	2.250	5.000	1.000	36	6
2	6 Month LIBOR	622,500.00	5.375	5.125	360	360	120	2.250	11.375	2.250	6.000	1.000	36	6
3	1 Year Treasury	292,071.85	5.000	4.750	360	341	0	2.750	10.000	2.750	2.000	2.000	41	12
3	1 Year Treasury	320,437.29	5.029	4.779	360	333	0	2.750	10.029	2.750	5.000	1.000	33	12
3	6 Month LIBOR	5,377,825.14	5.244	4.994	360	347	0	2.000	10.244	2.000	5.000	1.000	47	6
3	6 Month LIBOR	602,500.00	5.206	4.956	360	336	36	2.000	13.000	2.000	NA	NA	36	6
3	6 Month LIBOR	270,203,523.29	5.550	5.300	360	358	58	2.000	10.550	2.000	5.000	1.000	58	6
3	6 Month LIBOR	9,070,635.46	5.862	5.612	360	358	118	2.000	10.862	2.000	5.000	1.000	58	6
4	1 Month LIBOR	92,667,225.11	4.958	4.708	300	297	117	1.466	12.008	1.466	NA	NA	1	1
4	1 Month LIBOR	4,345,449.82	4.884	4.634	360	357	117	1.378	12.000	1.378	NA	NA	1	1
4	6 Month LIBOR	151,834,871.80	5.140	4.890	300	294	114	1.779	12.000	1.779	NA	NA	4	6
4	6 Month LIBOR	228,350.00	4.625	4.375	360	356	116	3.351	12.000	3.351	NA	NA	2	6
5	1 Month LIBOR	3,011,196.65	4.500	4.200	360	358	0	0.850	11.950	0.850	NA	NA	1	1
5	1 Month LIBOR	96,826,677.38	4.800	4.500	358	346	108	1.158	11.906	1.158	NA	NA	1	1

AGGREGATE MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$1,178,985,742.59	
Total Number of Loans		2,436	
	Average or Weighted Average (1)	**Minimum**	**Maximum**
Current Balance	$483,984.29	$24,089.21	$5,000,000.00
Original Balance	$491,884.84	$24,500.00	$5,000,000.00
Loan Rate	5.269%	3.250%	6.625%
Servicing Fee	0.254%	0.250%	0.300%
Net Loan Rate	5.014%	3.000%	6.375%
Gross Margin	2.079%	0.250%	3.351%
Maximum Loan Rate	10.864%	8.250%	13.000%
Original LTV	70.85%	10.34%	100.00%
Effective LTV	67.31%	10.34%	95.00%
Credit Score(3)	740	521	825
Original Term (mos)	347	120	360
Remaining Term (mos)	344	118	360
Seasoning (mos)	4	0	45
Next Rate Reset	37	1	60
Rate Adj Freq	7	1	12
First Rate Adj Freq	39	1	60
IO Original Term (2)	78	36	120
IO Remaining Term (2)	74	7	120
Top State Concentrations ($)	CA(28.20%),FL(9.09%),NY(7.58%),NJ(4.90%),MA(3.56%)		
First Pay Date		02/01/2002	11/01/2005
Rate Change Date		11/01/2005	10/01/2010
Maturity Date		08/01/2015	10/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

(3) For loans with Credit Scores

TOTAL MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Six-Month LIBOR	1,316	$633,269,921.38	53.71%	5.351%	738	$481,208	70.80%	64.89%	83.16%
One-Year Treasury	855	348,865,272.25	29.59	5.343	741	408,030	73.66	73.65	52.35
One-Month LIBOR	265	196,850,548.96	16.70	4.872	744	742,832	66.02	63.87	88.49
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR Loans	265	$196,850,548.96	16.70%	4.872%	744	$742,832	66.02%	63.87%	88.49%
Six-Month LIBOR Loans	422	152,063,221.80	12.90	5.139	730	360,339	71.81	67.87	89.88
3/27 LIBOR Loans	416	195,952,215.69	16.62	5.221	739	471,039	73.33	66.02	80.15
3/1 Treasury Loans	5	465,154.86	0.04	4.241	694	93,031	75.99	75.99	100.00
5/25 LIBOR Loans	478	285,254,483.89	24.19	5.554	742	596,767	68.51	62.53	81.66
5/1 Treasury Loans	850	348,400,117.39	29.55	5.344	741	409,882	73.66	73.65	52.29
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	201	$60,244,159.42	5.11%	5.115%	738	$299,722	72.49%	72.01%	60.66%
Interest-Only	2,235	1,118,741,583.17	94.89	5.277	740	500,556	70.76	67.06	75.70
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

TOTAL MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	78	$5,912,991.27	0.50%	5.086%	731	$75,808	67.64%	65.96%	80.64%
100,000.01 to 200,000.00	467	71,362,494.49	6.05	5.224	735	152,810	74.21	71.82	81.01
200,000.01 to 300,000.00	432	107,417,922.55	9.11	5.253	735	248,653	75.51	72.23	75.04
300,000.01 to 400,000.00	284	98,295,819.04	8.34	5.308	736	346,112	75.13	71.65	74.59
400,000.01 to 500,000.00	329	148,137,016.04	12.56	5.312	743	450,264	73.32	71.26	62.85
500,000.01 to 600,000.00	237	130,610,131.78	11.08	5.321	745	551,098	74.55	71.27	65.22
600,000.01 to 700,000.00	152	98,650,222.37	8.37	5.299	736	649,015	74.67	70.24	69.76
700,000.01 to 800,000.00	105	79,009,057.87	6.70	5.335	739	752,467	71.00	66.38	68.35
800,000.01 to 900,000.00	54	46,243,465.81	3.92	5.239	740	856,360	73.13	67.74	64.72
900,000.01 to 1,000,000.00	117	114,486,862.11	9.71	5.211	753	978,520	62.45	59.89	61.37
1,000,000.01 to 1,100,000.00	30	32,186,706.72	2.73	5.018	743	1,072,890	62.40	60.39	96.60
1,100,000.01 to 1,200,000.00	20	23,249,275.72	1.97	5.198	730	1,162,464	70.02	66.97	100.00
1,200,000.01 to 1,300,000.00	24	30,162,127.78	2.56	5.331	733	1,256,755	70.97	66.65	95.73
1,300,000.01 to 1,400,000.00	22	29,934,882.38	2.54	5.145	728	1,360,676	65.01	62.88	100.00
1,400,000.01 to 1,500,000.00	21	30,962,012.80	2.63	5.257	750	1,474,382	62.14	57.92	90.31
1,500,000.01 to 2,000,000.00	47	83,947,054.46	7.12	5.386	729	1,786,108	67.29	61.59	94.27
2,000,000.01 to 2,500,000.00	9	20,533,377.76	1.74	4.874	738	2,281,486	67.55	58.00	100.00
2,500,000.01 to 3,000,000.00	5	14,613,321.64	1.24	5.339	752	2,922,664	50.87	50.87	79.47
3,000,000.01 or greater	3	13,271,000.00	1.13	5.092	762	4,423,667	60.51	54.79	100.00
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

TOTAL MORTGAGE LOANS

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.001 to 3.250	1	$94,016.50	0.01%	3.250%	623	$94,017	75.00%	75.00%	100.00%
3.251 to 3.500	1	132,128.46	0.01	3.500	691	132,128	83.33	83.33	0.00
3.501 to 3.750	11	3,698,066.85	0.31	3.695	769	336,188	58.39	57.03	84.41
3.751 to 4.000	13	6,792,698.94	0.58	3.937	728	522,515	70.07	64.44	89.51
4.001 to 4.250	23	10,453,794.41	0.89	4.162	729	454,513	65.73	64.65	93.35
4.251 to 4.500	46	35,075,266.40	2.98	4.457	742	762,506	60.62	59.59	97.18
4.501 to 4.750	148	72,290,622.99	6.13	4.705	736	488,450	70.01	65.13	88.75
4.751 to 5.000	318	141,788,382.78	12.03	4.935	736	445,875	69.83	67.20	87.31
5.001 to 5.250	679	325,012,878.78	27.57	5.185	743	478,664	71.25	68.70	67.31
5.251 to 5.500	736	339,912,517.26	28.83	5.413	741	461,838	72.10	68.99	67.15
5.501 to 5.750	299	148,202,490.46	12.57	5.661	739	495,661	71.40	65.74	75.78
5.751 to 6.000	141	82,978,279.43	7.04	5.895	742	588,498	70.61	64.75	85.84
6.001 to 6.250	19	12,074,599.33	1.02	6.140	702	635,505	74.83	63.30	94.00
6.501 to 6.750	1	480,000.00	0.04	6.625	727	480,000	73.85	73.85	100.00
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
109 to 120	1	$824,000.00	0.07%	4.500%	622	$824,000	49.02%	49.02%	100.00%
265 to 276	4	5,149,390.69	0.44	5.226	729	1,287,348	95.64	67.47	100.00
277 to 288	16	11,898,266.95	1.01	5.328	717	743,642	72.29	62.20	80.91
289 to 300	551	227,454,439.27	19.29	5.054	738	412,803	70.17	66.84	84.93
313 to 324	7	2,031,197.41	0.17	5.690	744	290,171	77.05	72.07	88.71
325 to 336	35	19,511,197.96	1.65	4.963	737	557,463	65.11	64.28	92.18
337 to 348	136	49,862,402.08	4.23	4.877	734	366,635	70.91	68.79	95.75
349 to 360	1,686	862,254,848.23	73.14	5.354	741	511,420	70.99	67.50	70.42
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

TOTAL MORTGAGE LOANS

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	17	$7,838,160.96	0.66%	5.209%	754	$461,068	17.39%	17.39%	57.94%
20.01 to 30.00	29	14,962,848.72	1.27	5.141	760	515,960	25.24	25.24	47.90
30.01 to 40.00	71	44,602,810.74	3.78	5.173	764	628,209	35.96	35.96	64.60
40.01 to 50.00	133	78,854,995.75	6.69	5.215	742	592,895	46.51	46.51	60.68
50.01 to 60.00	185	129,783,986.57	11.01	5.308	739	701,535	55.92	55.92	70.69
60.01 to 70.00	345	209,141,980.61	17.74	5.268	740	606,209	66.05	65.84	77.40
70.01 to 75.00	314	157,647,524.75	13.37	5.173	733	502,062	73.75	73.61	83.03
75.01 to 80.00	1,036	383,219,630.11	32.50	5.291	738	369,903	79.49	79.08	75.28
80.01 to 85.00	19	16,637,494.18	1.41	5.144	759	875,658	82.38	70.13	79.46
85.01 to 90.00	42	20,436,678.41	1.73	5.412	744	486,588	88.47	72.18	76.11
90.01 to 95.00	69	23,411,523.05	1.99	5.266	738	339,297	93.45	78.93	87.29
95.01 to 100.00	176	92,448,108.74	7.84	5.393	738	525,273	99.69	66.55	78.84
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	17	$7,838,160.96	0.66%	5.209%	754	$461,068	17.39%	17.39%	57.94%
20.01 to 30.00	29	14,962,848.72	1.27	5.141	760	515,960	25.24	25.24	47.90
30.01 to 40.00	71	44,602,810.74	3.78	5.173	764	628,209	35.96	35.96	64.60
40.01 to 50.00	184	97,696,006.99	8.29	5.262	744	530,957	54.84	47.17	67.82
50.01 to 60.00	199	150,570,023.21	12.77	5.307	738	756,633	60.44	56.44	74.55
60.01 to 70.00	528	310,909,998.33	26.37	5.293	743	588,845	76.22	67.23	76.04
70.01 to 75.00	312	156,671,630.76	13.29	5.170	733	502,153	73.76	73.76	82.92
75.01 to 80.00	1,025	375,407,595.55	31.84	5.292	737	366,251	79.51	79.50	74.77
80.01 to 85.00	7	4,680,590.87	0.40	5.056	744	668,656	85.30	81.92	97.18
85.01 to 90.00	20	5,347,433.07	0.45	5.376	709	267,372	88.98	88.98	72.00
90.01 to 95.00	44	10,298,643.39	0.87	5.331	702	234,060	94.60	94.60	87.76
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	1	$1,000,000.00	0.08%	5.000%	NA	$1,000,000	48.89%	48.89%	100.00%
501 to 525	1	69,875.05	0.01	5.250	521	69,875	48.78	48.78	100.00
526 to 550	1	252,000.00	0.02	6.000	540	252,000	66.44	66.44	100.00
551 to 575	1	270,000.00	0.02	5.125	556	270,000	90.00	70.00	100.00
576 to 600	6	3,194,748.57	0.27	5.350	598	532,458	94.87	65.29	100.00
601 to 625	21	10,843,078.23	0.92	5.152	612	516,337	64.92	64.46	100.00
626 to 650	41	18,425,918.78	1.56	5.362	640	449,413	72.95	67.72	98.40
651 to 675	190	81,246,210.35	6.89	5.246	665	427,612	75.84	72.93	92.89
676 to 700	342	155,912,736.32	13.22	5.269	688	455,885	72.19	69.44	88.12
701 to 725	359	163,834,219.09	13.90	5.283	713	456,363	69.95	66.98	76.46
726 to 750	354	177,461,057.44	15.05	5.291	738	501,302	70.80	67.45	69.77
751 to 775	461	237,764,376.43	20.17	5.227	763	515,758	71.17	67.72	73.48
776 to 800	499	245,486,662.57	20.82	5.295	787	491,957	69.60	65.43	66.91
801 to 825	159	83,224,859.76	7.06	5.247	807	523,427	67.68	63.23	58.63
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

TOTAL MORTGAGE LOANS

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	11	$3,406,588.93	0.29%	5.114%	739	$309,690	75.06%	68.82%	86.03%
Alaska	9	1,543,207.69	0.13	4.552	705	171,468	76.33	73.08	78.53
Arizona	93	36,577,533.34	3.10	5.405	729	393,307	74.22	70.93	73.28
Arkansas	6	1,544,639.86	0.13	4.777	746	257,440	74.30	74.30	100.00
California	546	332,438,841.74	28.20	5.212	736	608,862	68.71	66.77	73.69
Colorado	63	26,416,818.40	2.24	5.322	756	419,315	73.27	68.07	80.82
Connecticut	29	20,185,189.19	1.71	5.346	728	696,041	60.72	59.96	84.24
Delaware	16	9,073,205.10	0.77	5.430	764	567,075	73.32	68.20	81.52
District of Columbia	8	6,481,577.15	0.55	5.306	747	810,197	75.16	63.63	73.64
Florida	232	107,119,452.07	9.09	5.319	749	461,722	73.23	66.49	70.61
Georgia	77	35,034,754.03	2.97	5.236	738	454,997	73.40	67.63	88.65
Hawaii	14	9,174,036.74	0.78	5.153	751	655,288	73.28	71.80	82.28
Idaho	14	4,701,873.54	0.40	5.328	780	335,848	66.28	57.87	79.32
Illinois	85	40,065,169.27	3.40	5.328	737	471,355	74.06	69.22	78.79
Indiana	14	4,336,087.77	0.37	5.552	742	309,721	74.73	74.73	74.30
Iowa	1	84,560.95	0.01	5.750	689	84,561	73.61	73.61	100.00
Kansas	7	2,695,058.62	0.23	5.237	751	385,008	73.66	70.88	62.90
Kentucky	9	2,655,825.89	0.23	5.200	760	295,092	76.25	68.28	64.61
Maine	4	1,655,140.08	0.14	5.254	740	413,785	60.12	60.12	72.69
Maryland	84	36,949,654.88	3.13	5.271	734	439,877	72.87	69.99	83.57
Massachusetts	67	41,957,552.03	3.56	5.249	729	626,232	69.69	65.43	78.26
Michigan	54	23,096,909.23	1.96	5.346	738	427,721	78.03	67.30	78.48
Minnesota	47	19,073,467.45	1.62	5.268	748	405,818	66.85	66.40	70.02
Missouri	20	7,197,343.15	0.61	5.315	741	359,867	78.41	75.69	92.78
Montana	4	2,632,844.78	0.22	5.651	764	658,211	67.74	67.74	69.61
Nebraska	4	684,244.68	0.06	5.200	698	171,061	81.99	81.99	75.15
Nevada	82	35,055,255.51	2.97	5.378	741	427,503	72.57	70.30	58.38
New Hampshire	10	5,877,232.85	0.50	5.274	743	587,723	67.76	62.24	100.00
New Jersey	127	57,764,544.92	4.90	5.253	735	454,839	66.91	65.11	75.08
New Mexico	15	5,359,314.01	0.45	5.172	757	357,288	73.51	69.59	69.25
New York	151	89,405,767.40	7.58	5.195	739	592,091	62.87	61.22	74.09
North Carolina	53	21,220,090.64	1.80	5.293	740	400,379	75.32	71.90	70.61
North Dakota	1	224,000.00	0.02	5.000	808	224,000	50.22	50.22	100.00
Ohio	36	10,558,933.11	0.90	5.333	730	293,304	77.32	72.67	90.42
Oklahoma	6	2,666,971.98	0.23	5.417	762	444,495	69.88	63.63	100.00
Oregon	30	12,853,733.91	1.09	5.239	744	428,458	77.69	72.31	47.58
Pennsylvania	56	19,987,912.61	1.70	5.336	752	356,927	77.35	71.58	70.32
Rhode Island	8	3,270,326.94	0.28	5.356	761	408,791	72.05	62.75	93.84
South Carolina	53	21,680,720.92	1.84	5.388	754	409,070	71.00	64.22	64.66
South Dakota	1	324,928.92	0.03	5.250	789	324,929	50.00	50.00	0.00
Tennessee	17	5,364,619.93	0.46	5.164	717	315,566	82.21	76.52	61.32
Texas	56	26,390,791.41	2.24	5.226	737	471,264	75.22	69.34	84.19
Utah	14	4,407,966.50	0.37	5.439	739	314,855	69.21	68.42	74.88
Vermont	9	4,112,312.22	0.35	5.406	744	456,924	67.36	67.36	55.61
Virginia	95	40,903,241.11	3.47	5.274	743	430,560	75.53	71.57	74.92
Virgin Islands	3	834,247.24	0.07	5.418	753	278,082	73.73	73.73	100.00
Washington	69	26,681,418.05	2.26	5.275	749	386,687	74.17	71.93	76.99
West Virginia	5	1,122,149.00	0.10	5.446	710	224,430	83.94	74.09	100.00
Wisconsin	17	5,540,923.58	0.47	5.393	747	325,937	77.51	71.11	83.77
Wyoming	4	596,763.27	0.05	5.130	745	149,191	81.75	81.75	100.00
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

TOTAL MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	1,939	$946,318,614.88	80.27%	5.267%	738	$488,045	70.52%	68.16%	74.51%
Second Home	309	174,718,789.13	14.82	5.276	750	565,433	71.49	64.84	69.65
Investment	188	57,948,338.58	4.92	5.269	737	308,236	74.27	61.06	97.82
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	1,586	$767,699,764.72	65.12%	5.272%	739	$484,048	69.20%	66.93%	73.79%
De Minimis PUD	308	187,272,920.08	15.88	5.282	742	608,029	74.27	67.45	80.80
Condominium	419	172,882,476.69	14.66	5.265	743	412,607	75.21	69.28	72.05
Two- to Four-Family	36	18,300,243.31	1.55	5.237	717	508,340	67.75	65.16	85.23
Cooperative	29	16,954,878.77	1.44	5.038	750	584,651	61.31	60.27	66.65
Planned Unit Development	58	15,875,459.02	1.35	5.252	736	273,715	76.59	72.69	89.52
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	1,287	$606,430,607.73	51.44%	5.289%	743	$471,197	77.42%	71.66%	75.05%
Refinance (Cash-out)	730	332,977,475.46	28.24	5.236	731	456,134	64.70	63.85	78.91
Refinance (No Cash-out)	419	239,577,659.40	20.32	5.264	744	571,784	62.76	61.13	69.12
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

TOTAL MORTGAGE LOANS

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	1,228	$601,779,337.90	51.04%	5.297%	733	$490,048	72.24%	66.55%	100.00%
Alternative Documentation	27	12,897,457.77	1.09	5.207	754	477,684	77.48	66.70	0.00
Stated Documentation	76	41,087,962.69	3.49	5.294	761	540,631	68.96	62.09	0.00
No Income/No Ratio Documentation	145	73,118,668.25	6.20	5.317	775	504,267	56.77	52.49	0.00
Streamlined	4	2,476,833.70	0.21	5.295	731	619,208	57.99	57.99	0.00
Sub-Total:	**1,480**	**$731,360,260.31**	**62.03%**	**5.297%**	**740**	**$494,162**	**70.56%**	**64.86%**	**82.28%**
Wells Fargo Underwriting									
Full Documentation	461	$181,853,794.99	15.42%	5.352%	733	$394,477	75.98%	75.97%	100.00%
No Income/No Ratio Documentation	45	16,676,335.28	1.41	5.321	764	370,585	73.99	73.99	0.00
Asset Only	338	147,350,093.68	12.50	5.340	749	435,947	70.76	70.76	0.00
Income Only	3	1,907,384.30	0.16	5.244	695	635,795	79.82	79.82	0.00
Sub-Total:	**847**	**$347,787,608.25**	**29.50%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**
First Republic Underwriting									
Full Documentation	109	$99,837,874.03	8.47%	4.791%	739	$915,944	63.07%	63.07%	100.00%
Sub-Total:	**109**	**$99,837,874.03**	**8.47%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.001 to 0.250	1	$1,302,000.00	0.11%	3.875%	772	$1,302,000	70.54%	70.54%	100.00%
0.251 to 0.500	5	4,874,990.00	0.41	3.977	758	974,998	59.61	51.77	89.23
0.501 to 0.750	7	7,847,225.03	0.67	4.251	744	1,121,032	58.34	58.34	100.00
0.751 to 1.000	27	33,770,552.80	2.86	4.516	739	1,250,761	55.36	55.36	98.26
1.001 to 1.250	80	55,505,398.22	4.71	4.787	748	693,817	66.53	65.38	87.61
1.251 to 1.500	91	51,168,724.12	4.34	5.024	738	562,294	73.08	69.22	92.29
1.501 to 1.750	333	139,479,870.38	11.83	5.110	738	418,858	70.21	66.09	84.48
1.751 to 2.000	949	505,656,209.96	42.89	5.415	740	532,831	70.60	64.18	81.27
2.001 to 2.250	84	28,503,186.78	2.42	5.339	727	339,324	71.27	70.42	96.53
2.251 to 2.500	3	1,783,963.05	0.15	5.817	752	594,654	87.74	78.85	100.00
2.501 to 2.750	855	348,865,272.25	29.59	5.343	741	408,030	73.66	73.65	52.35
3.251 to 3.500	1	228,350.00	0.02	4.625	766	228,350	29.00	29.00	100.00
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.001 to 8.250	1	$94,016.50	0.01%	3.250%	623	$94,017	75.00%	75.00%	100.00%
8.251 to 8.500	1	132,128.46	0.01	3.500	691	132,128	83.33	83.33	0.00
8.501 to 8.750	10	2,698,066.85	0.23	3.693	777	269,807	65.77	63.91	78.63
8.751 to 9.000	9	3,115,708.94	0.26	3.915	683	346,190	67.42	67.42	93.98
9.001 to 9.250	12	1,947,390.48	0.17	4.195	724	162,283	77.18	71.39	64.30
9.251 to 9.500	16	4,339,517.02	0.37	4.436	704	271,220	83.02	74.74	96.54
9.501 to 9.750	46	19,166,518.33	1.63	4.687	741	416,663	79.63	70.02	82.33
9.751 to 10.000	86	43,384,314.00	3.68	4.944	740	504,469	70.36	65.17	76.28
10.001 to 10.250	490	225,943,804.31	19.16	5.193	743	461,110	71.42	69.76	60.87
10.251 to 10.500	653	299,788,909.40	25.43	5.413	741	459,095	72.56	69.29	64.22
10.501 to 10.750	270	135,690,498.73	11.51	5.652	741	502,557	71.03	65.56	74.77
10.751 to 11.000	132	84,155,082.14	7.14	5.789	741	637,539	69.29	63.70	86.62
11.001 to 11.250	19	12,376,171.69	1.05	6.069	705	651,377	70.09	60.79	94.15
11.251 to 11.500	3	2,044,844.98	0.17	5.462	698	681,615	63.67	63.67	100.00
11.501 to 11.750	3	2,962,500.00	0.25	5.590	731	987,500	71.06	71.06	100.00
11.751 to 12.000	669	331,641,165.85	28.13	4.988	739	495,727	68.75	65.72	88.52
12.251 to 12.500	13	7,911,641.86	0.67	5.156	715	608,588	66.70	66.70	100.00
12.501 to 12.750	1	990,963.05	0.08	6.000	770	990,963	100.00	84.00	100.00
12.751 to 13.000	2	602,500.00	0.05	5.206	760	301,250	66.63	66.63	78.42
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**



TOTAL MORTGAGE LOANS

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
November 2005	287	$209,305,807.57	17.75%	4.881%	744	$729,289	66.17%	64.15%	87.79%
December 2005	44	20,093,701.66	1.70	5.125	748	456,675	69.81	64.64	69.14
January 2006	47	21,831,166.01	1.85	5.229	754	464,493	74.79	65.43	88.48
February 2006	37	20,412,337.01	1.73	5.341	730	551,685	73.34	66.28	86.67
March 2006	28	11,414,260.82	0.97	5.680	726	407,652	67.44	63.74	93.88
April 2006	244	65,856,497.69	5.59	4.978	715	269,904	72.35	70.75	99.43
May 2006	1	999,500.00	0.08	4.750	662	999,500	60.58	60.58	100.00
September 2006	5	544,983.58	0.05	4.082	712	108,997	72.47	72.47	65.59
October 2006	6	912,167.20	0.08	4.023	713	152,028	82.35	69.98	39.42
November 2006	3	376,769.69	0.03	4.517	660	125,590	78.10	78.10	100.00
December 2006	4	450,551.41	0.04	4.720	725	112,638	75.28	75.28	100.00
January 2007	2	172,970.77	0.01	5.327	747	86,485	73.18	73.18	43.80
February 2007	1	128,801.00	0.01	4.000	768	128,801	75.00	75.00	100.00
March 2007	5	716,688.42	0.06	5.031	755	143,338	91.29	77.17	100.00
April 2007	12	2,092,711.23	0.18	3.985	741	174,393	71.01	68.61	90.93
May 2007	5	3,062,128.27	0.26	3.880	691	612,426	64.19	64.19	81.17
June 2007	8	1,305,253.51	0.11	4.506	738	163,157	75.98	75.98	89.88
July 2007	14	4,540,226.00	0.39	5.030	710	324,302	86.28	66.19	100.00
August 2007	7	1,047,386.31	0.09	4.770	702	149,627	79.90	75.61	85.67
September 2007	4	416,379.20	0.04	5.196	721	104,095	77.09	77.09	100.00
October 2007	3	409,319.63	0.03	5.015	770	136,440	74.41	74.41	100.00
November 2007	2	455,489.57	0.04	4.771	712	227,745	64.27	64.27	100.00
December 2007	7	906,355.74	0.08	4.867	726	129,479	69.04	69.04	100.00
January 2008	5	1,535,971.10	0.13	4.976	697	307,194	71.89	71.89	100.00
February 2008	4	874,166.29	0.07	4.810	682	218,542	78.86	71.10	100.00
March 2008	16	8,549,933.11	0.73	5.184	734	534,371	75.94	69.62	91.66
April 2008	59	35,021,529.46	2.97	5.194	737	593,585	72.86	62.93	84.02
May 2008	52	29,390,009.30	2.49	5.280	746	565,192	75.79	66.87	78.08
June 2008	38	17,881,433.24	1.52	5.362	749	470,564	70.59	65.58	86.68
July 2008	45	18,215,685.68	1.55	5.204	738	404,793	71.01	65.94	76.14
August 2008	39	22,669,255.55	1.92	5.172	751	581,263	74.59	66.56	73.07
September 2008	56	32,976,754.18	2.80	5.456	743	588,871	71.88	64.48	71.77
October 2008	28	13,792,217.04	1.17	5.551	731	492,579	72.25	68.79	77.25
November 2008	2	181,495.20	0.02	5.267	784	90,748	53.74	53.74	13.64
December 2008	2	327,148.04	0.03	5.349	750	163,574	66.81	66.81	60.26
February 2009	2	189,347.35	0.02	5.195	676	94,674	83.79	83.79	100.00
March 2009	1	292,071.85	0.02	5.000	749	292,072	75.76	75.76	100.00
April 2009	1	139,299.59	0.01	5.000	749	139,300	95.00	95.00	100.00
May 2009	1	167,820.38	0.01	5.000	791	167,820	53.25	53.25	0.00
June 2009	2	468,963.52	0.04	5.000	777	234,482	54.93	54.93	62.18
July 2009	6	793,607.20	0.07	5.141	700	132,268	83.17	83.17	100.00
August 2009	5	896,778.03	0.08	5.310	689	179,356	79.74	79.74	100.00
September 2009	4	1,376,811.99	0.12	5.553	755	344,203	71.55	71.55	100.00
October 2009	6	1,869,268.20	0.16	5.207	704	311,545	60.39	57.71	69.44
December 2009	1	118,695.17	0.01	5.250	793	118,695	63.54	63.54	100.00
January 2010	3	1,044,429.07	0.09	5.503	744	348,143	78.83	66.67	39.68
February 2010	2	1,006,524.30	0.09	5.319	712	503,262	79.99	79.99	0.00
March 2010	1	1,237,500.00	0.10	5.875	651	1,237,500	75.00	75.00	100.00
April 2010	8	6,535,038.32	0.55	5.801	751	816,880	73.58	68.25	89.50
May 2010	14	12,449,325.09	1.06	5.824	715	889,238	68.78	59.46	97.11
June 2010	35	24,269,575.52	2.06	5.772	736	693,416	65.53	61.20	81.71
July 2010	38	20,056,367.12	1.70	5.452	737	527,799	67.57	66.07	69.50
August 2010	163	71,180,209.10	6.04	5.379	739	436,688	72.60	70.37	71.34
September 2010	912	431,890,369.43	36.63	5.406	743	473,564	71.10	69.30	61.24
October 2010	109	54,136,690.88	4.59	5.496	746	496,667	75.75	67.38	71.77
Total:	**2,436**	**$1,178,985,742.59**	**100.00%**	**5.269%**	**740**	**$483,984**	**70.85%**	**67.31%**	**74.93%**

GROUP I MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$347,787,608.25	
Total Number of Loans		847	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$410,611.11	$50,000.00	$3,000,000.00
Original Balance	$411,238.33	$50,000.00	$3,000,000.00
Loan Rate	5.345%	5.125%	6.250%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	5.095%	4.875%	6.000%
Gross Margin	2.750%	2.750%	2.750%
Maximum Loan Rate	10.345%	10.125%	11.250%
Original LTV	73.69%	12.82%	95.00%
Effective LTV	73.69%	12.82%	95.00%
Credit Score	741	645	819
Original Term (mos)	360	360	360
Remaining Term (mos)	359	351	360
Seasoning (mos)	1	0	9
Next Rate Reset	59	51	60
Rate Adj Freq	12	12	12
First Rate Adj Freq	60	60	60
IO Original Term (2)	70	60	120
IO Remaining Term (2)	68	51	120
Top State Concentrations ($)	CA(39.44%),FL(6.16%),VA(5.38%),WA(4.20%),MD(4.18%)		
First Pay Date		02/01/2005	11/01/2005
Rate Change Date		01/01/2010	10/01/2010
Maturity Date		01/01/2035	10/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

GROUP I MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	847	$347,787,608.25	100.00%	5.345%	741	$410,611	73.69%	73.69%	52.29%
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5/1 Treasury Loans	847	$347,787,608.25	100.00%	5.345%	741	$410,611	73.69%	73.69%	52.29%
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	83	$38,331,833.41	11.02%	5.315%	743	$461,829	72.56%	72.56%	45.54%
Interest-Only	764	309,455,774.84	88.98	5.349	740	405,047	73.83	73.83	53.12
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

GROUP I MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	7	$614,685.95	0.18%	5.403%	749	$87,812	60.99%	60.99%	43.30%
100,000.01 to 200,000.00	168	25,546,726.75	7.35	5.439	739	152,064	78.45	78.45	67.08
200,000.01 to 300,000.00	182	45,529,121.47	13.09	5.378	743	250,160	77.10	77.04	51.48
300,000.01 to 400,000.00	87	28,737,562.63	8.26	5.359	732	330,317	79.03	79.03	59.39
400,000.01 to 500,000.00	152	68,150,118.62	19.60	5.332	737	448,356	75.92	75.92	45.69
500,000.01 to 600,000.00	103	56,438,883.48	16.23	5.346	747	547,950	75.93	75.93	49.94
600,000.01 to 700,000.00	57	36,788,687.22	10.58	5.361	733	645,416	74.29	74.29	52.56
700,000.01 to 800,000.00	36	27,213,611.46	7.82	5.322	744	755,934	71.84	71.84	57.98
800,000.01 to 900,000.00	16	13,696,172.38	3.94	5.297	739	856,011	70.93	70.93	43.48
900,000.01 to 1,000,000.00	27	26,144,451.04	7.52	5.268	751	968,313	62.50	62.50	51.74
1,000,000.01 to 1,100,000.00	3	3,262,458.56	0.94	5.292	763	1,087,486	61.49	61.49	66.44
1,100,000.01 to 1,200,000.00	1	1,180,000.00	0.34	5.250	755	1,180,000	80.00	80.00	100.00
1,200,000.01 to 1,300,000.00	1	1,275,000.00	0.37	5.375	702	1,275,000	45.54	45.54	100.00
1,500,000.01 to 2,000,000.00	6	10,210,128.69	2.94	5.351	730	1,701,688	56.95	56.95	52.89
2,500,000.01 to 3,000,000.00	1	3,000,000.00	0.86	5.125	786	3,000,000	39.74	39.74	0.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5.001 to 5.250	328	$147,662,868.34	42.46%	5.200%	747	$450,192	72.65%	72.65%	51.88%
5.251 to 5.500	409	167,255,196.00	48.09	5.400	738	408,937	73.66	73.64	51.27
5.501 to 5.750	82	25,239,500.41	7.26	5.659	729	307,799	78.56	78.56	60.16
5.751 to 6.000	25	7,233,351.83	2.08	5.891	735	289,334	77.96	77.96	54.24
6.001 to 6.250	3	396,691.67	0.11	6.173	692	132,231	89.24	89.24	100.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
349 to 360	847	$347,787,608.25	100.00%	5.345%	741	$410,611	73.69%	73.69%	52.29%
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	3	$256,000.00	0.07%	5.351%	791	$85,333	15.78%	15.78%	0.00%
20.01 to 30.00	5	1,928,974.11	0.55	5.341	778	385,795	26.17	26.17	35.20
30.01 to 40.00	8	6,921,700.00	1.99	5.218	768	865,213	38.07	38.07	19.02
40.01 to 50.00	27	18,738,097.89	5.39	5.271	750	694,004	46.70	46.70	43.70
50.01 to 60.00	32	18,407,563.69	5.29	5.349	746	575,236	56.25	56.25	26.37
60.01 to 70.00	69	39,892,495.33	11.47	5.346	743	578,152	66.06	66.06	29.34
70.01 to 75.00	70	35,340,355.45	10.16	5.338	736	504,862	73.90	73.90	56.58
75.01 to 80.00	601	217,451,073.76	62.52	5.352	740	361,815	79.75	79.75	59.27
80.01 to 85.00	2	909,630.00	0.26	5.500	706	454,815	82.95	82.95	100.00
85.01 to 90.00	8	2,428,926.90	0.70	5.350	694	303,616	89.22	89.22	43.80
90.01 to 95.00	22	5,512,791.12	1.59	5.481	702	250,581	94.55	94.06	77.13
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	3	$256,000.00	0.07%	5.351%	791	$85,333	15.78%	15.78%	0.00%
20.01 to 30.00	5	1,928,974.11	0.55	5.341	778	385,795	26.17	26.17	35.20
30.01 to 40.00	8	6,921,700.00	1.99	5.218	768	865,213	38.07	38.07	19.02
40.01 to 50.00	27	18,738,097.89	5.39	5.271	750	694,004	46.70	46.70	43.70
50.01 to 60.00	32	18,407,563.69	5.29	5.349	746	575,236	56.25	56.25	26.37
60.01 to 70.00	69	39,892,495.33	11.47	5.346	743	578,152	66.06	66.06	29.34
70.01 to 75.00	70	35,340,355.45	10.16	5.338	736	504,862	73.90	73.90	56.58
75.01 to 80.00	602	217,701,073.76	62.60	5.352	740	361,630	79.76	79.75	59.32
80.01 to 85.00	2	909,630.00	0.26	5.500	706	454,815	82.95	82.95	100.00
85.01 to 90.00	8	2,428,926.90	0.70	5.350	694	303,616	89.22	89.22	43.80
90.01 to 95.00	21	5,262,791.12	1.51	5.486	697	250,609	94.73	94.73	76.05
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
626 to 650	4	$1,547,790.98	0.45%	5.553%	649	$386,948	78.16%	78.16%	100.00%
651 to 675	53	21,869,467.56	6.29	5.385	668	412,631	79.81	79.81	73.60
676 to 700	113	43,936,201.12	12.63	5.358	689	388,816	75.10	75.10	67.06
701 to 725	149	60,127,775.06	17.29	5.360	714	403,542	73.10	73.10	60.17
726 to 750	148	58,479,404.90	16.81	5.353	738	395,131	76.05	76.05	45.02
751 to 775	175	75,109,135.50	21.60	5.341	762	429,195	72.58	72.58	46.87
776 to 800	180	76,702,097.03	22.05	5.308	787	426,123	71.34	71.31	45.58
801 to 825	25	10,015,736.10	2.88	5.344	808	400,629	69.66	69.66	20.67
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

GROUP I MORTGAGE LOANS

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alaska	1	$199,243.00	0.06%	5.250%	759	$199,243	80.00%	80.00%	0.00%
Arizona	44	14,258,617.77	4.10	5.386	741	324,059	74.53	74.53	51.56
Arkansas	1	202,000.00	0.06	5.250	800	202,000	77.69	77.69	100.00
California	270	137,157,525.63	39.44	5.347	741	507,991	73.64	73.64	47.64
Colorado	19	7,367,188.57	2.12	5.274	767	387,747	73.65	73.65	73.88
Connecticut	5	2,738,300.00	0.79	5.376	731	547,660	68.21	68.21	80.05
Delaware	3	1,551,716.93	0.45	5.375	740	517,239	68.94	68.94	0.00
District of Columbia	3	1,140,909.42	0.33	5.250	766	380,303	65.60	65.60	28.21
Florida	75	21,436,164.05	6.16	5.401	753	285,816	71.13	71.13	29.97
Georgia	27	6,294,949.31	1.81	5.312	732	233,146	79.43	79.43	80.53
Hawaii	5	2,758,909.82	0.79	5.321	750	551,782	78.24	78.24	80.79
Idaho	2	415,715.19	0.12	5.429	800	207,858	80.00	80.00	43.23
Illinois	21	8,398,724.67	2.41	5.372	730	399,939	69.69	69.69	68.69
Indiana	3	732,320.00	0.21	5.500	753	244,107	80.00	80.00	66.64
Iowa	1	84,560.95	0.02	5.750	689	84,561	73.61	73.61	100.00
Kansas	1	1,000,000.00	0.29	5.250	742	1,000,000	62.50	62.50	0.00
Maryland	31	14,543,575.29	4.18	5.364	729	469,148	71.67	71.67	63.59
Massachusetts	21	9,468,996.69	2.72	5.359	735	450,905	73.48	73.48	44.25
Michigan	6	978,625.00	0.28	5.370	701	163,104	78.80	78.80	22.37
Minnesota	24	9,195,463.98	2.64	5.310	745	383,144	67.04	67.04	71.13
Missouri	3	847,880.00	0.24	5.413	773	282,627	80.00	80.00	80.33
Nebraska	2	466,050.00	0.13	5.296	700	233,025	85.47	85.47	63.51
Nevada	41	13,556,682.08	3.90	5.409	731	330,651	76.69	76.69	51.39
New Jersey	20	10,884,691.57	3.13	5.305	749	544,235	68.05	68.05	49.98
New Mexico	4	1,704,682.20	0.49	5.201	772	426,171	69.42	69.42	61.87
New York	22	10,819,122.00	3.11	5.309	741	491,778	73.32	73.07	32.10
North Carolina	20	6,760,200.95	1.94	5.310	737	338,010	76.05	76.05	69.70
Ohio	9	1,900,726.25	0.55	5.305	709	211,192	79.83	79.83	100.00
Oregon	20	8,078,964.51	2.32	5.277	742	403,948	76.98	76.98	45.22
Pennsylvania	17	5,210,521.85	1.50	5.339	737	306,501	78.41	78.41	52.17
Rhode Island	1	201,600.00	0.06	5.750	769	201,600	80.00	80.00	0.00
South Carolina	12	4,051,146.11	1.16	5.279	750	337,596	74.16	74.16	25.36
Tennessee	6	2,025,224.33	0.58	5.359	738	337,537	81.50	81.50	24.11
Texas	10	4,225,893.56	1.22	5.275	719	422,589	76.50	76.50	75.80
Utah	2	464,319.00	0.13	5.187	693	232,160	80.00	80.00	50.38
Vermont	3	1,825,428.22	0.52	5.452	759	608,476	67.38	67.38	0.00
Virginia	47	18,699,737.23	5.38	5.335	738	397,867	78.61	78.61	64.10
Washington	38	14,608,376.37	4.20	5.335	743	384,431	72.01	72.01	78.11
West Virginia	3	629,149.00	0.18	5.390	759	209,716	80.00	80.00	100.00
Wisconsin	2	635,906.75	0.18	5.289	754	317,953	79.41	79.41	65.40
Wyoming	2	267,800.00	0.08	5.375	752	133,900	83.90	83.90	100.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	757	$310,268,519.15	89.21%	5.343%	738	$409,866	74.27%	74.27%	54.68%
Second Home	89	37,102,089.10	10.67	5.356	764	416,877	68.84	68.76	31.72
Investment	1	417,000.00	0.12	5.500	802	417,000	74.99	74.99	100.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	628	$278,730,104.84	80.14%	5.336%	739	$443,838	72.96%	72.95%	53.29%
Condominium	202	62,060,256.32	17.84	5.392	748	307,229	78.00	78.00	49.81
Two- to Four-Family	4	2,582,469.09	0.74	5.266	768	645,617	61.96	61.96	8.05
Planned Unit Development	10	2,523,478.00	0.73	5.366	739	252,348	74.08	74.08	87.48
Cooperative	3	1,891,300.00	0.54	5.195	723	630,433	55.86	55.86	0.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	621	$233,565,619.01	67.16%	5.347%	744	$376,112	77.05%	77.04%	56.99%
Refinance (Cash-out)	124	57,779,560.48	16.61	5.348	735	465,964	67.47	67.47	37.72
Refinance (No Cash-out)	102	56,442,428.76	16.23	5.333	734	553,357	66.19	66.19	47.76
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Loan Documentation

Wells Fargo Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	461	$181,853,794.99	52.29%	5.352%	733	$394,477	75.98%	75.97%	100.00%
No Income/No Ratio Documentation	45	16,676,335.28	4.79	5.321	764	370,585	73.99	73.99	0.00
Asset Only	338	147,350,093.68	42.37	5.340	749	435,947	70.76	70.76	0.00
Income Only	3	1,907,384.30	0.55	5.244	695	635,795	79.82	79.82	0.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.750	847	$347,787,608.25	100.00%	5.345%	741	$410,611	73.69%	73.69%	52.29%
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.001 to 10.250	328	$147,662,868.34	42.46%	5.200%	747	$450,192	72.65%	72.65%	51.88%
10.251 to 10.500	409	167,255,196.00	48.09	5.400	738	408,937	73.66	73.64	51.27
10.501 to 10.750	82	25,239,500.41	7.26	5.659	729	307,799	78.56	78.56	60.16
10.751 to 11.000	25	7,233,351.83	2.08	5.891	735	289,334	77.96	77.96	54.24
11.001 to 11.250	3	396,691.67	0.11	6.173	692	132,231	89.24	89.24	100.00
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
January 2010	1	$630,000.00	0.18%	5.375%	748	$630,000	70.00%	70.00%	0.00%
February 2010	2	1,006,524.30	0.29	5.319	712	503,262	79.99	79.99	0.00
June 2010	9	5,224,593.47	1.50	5.381	749	580,510	70.48	70.48	45.34
July 2010	23	9,284,480.03	2.67	5.399	753	403,673	74.09	74.09	70.45
August 2010	122	48,777,387.99	14.03	5.347	738	399,815	73.13	73.13	66.65
September 2010	654	269,439,683.46	77.47	5.342	741	411,987	73.87	73.86	49.64
October 2010	36	13,424,939.00	3.86	5.348	745	372,915	72.82	72.82	49.76
Total:	**847**	**$347,787,608.25**	**100.00%**	**5.345%**	**741**	**$410,611**	**73.69%**	**73.69%**	**52.29%**

GROUP II MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$196,417,370.55	
Total Number of Loans		421	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$466,549.57	$24,089.21	$2,280,000.00
Original Balance	$473,507.16	$24,500.00	$3,375,000.00
Loan Rate	5.218%	3.250%	6.250%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.968%	3.000%	6.000%
Gross Margin	2.013%	2.000%	2.750%
Maximum Loan Rate	10.254%	8.250%	11.625%
Original LTV	73.34%	16.77%	100.00%
Effective	66.04%	16.77%	95.00%
Credit Score	739	598	819
Original Term (mos)	360	360	360
Remaining Term (mos)	355	331	360
Seasoning (mos)	5	0	29
Next Rate Reset	31	7	36
Rate Adj Freq	6	6	12
First Rate Adj Freq	36	36	36
IO Original Term (2)	37	36	120
IO Remaining Term (2)	33	7	120
Top State Concentrations ($)	CA(16.27%),FL(10.77%),NY(6.01%),NJ(5.63%),IL(4.40%)		
First Pay Date		06/01/2003	11/01/2005
Rate Change Date		05/01/2006	10/01/2008
Maturity Date		05/01/2033	10/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

GROUP II MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Six-Month LIBOR	416	$195,952,215.69	99.76%	5.221%	739	$471,039	73.33%	66.02%	80.15%
One-Year Treasury	5	465,154.86	0.24	4.241	694	93,031	75.99	75.99	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3/27 LIBOR Loans	416	$195,952,215.69	99.76%	5.221%	739	$471,039	73.33%	66.02%	80.15%
3/1 Treasury Loans	5	465,154.86	0.24	4.241	694	93,031	75.99	75.99	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	84	$12,910,795.08	6.57%	4.613%	715	$153,700	71.18%	70.44%	89.35%
Interest-Only	337	183,506,575.47	93.43	5.261	741	544,530	73.49	65.73	79.55
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

GROUP II MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	38	$2,693,230.34	1.37%	4.753%	723	$70,874	72.12%	72.12%	98.51%
100,000.01 to 200,000.00	79	12,064,158.96	6.14	4.904	721	152,711	75.70	70.06	87.28
200,000.01 to 300,000.00	61	14,921,406.33	7.60	5.112	731	244,613	79.71	68.69	87.15
300,000.01 to 400,000.00	51	18,379,560.38	9.36	5.264	740	360,384	74.62	68.66	83.46
400,000.01 to 500,000.00	41	18,543,977.22	9.44	5.244	752	452,292	70.03	66.27	80.58
500,000.01 to 600,000.00	41	22,751,003.64	11.58	5.253	746	554,903	74.53	66.34	75.96
600,000.01 to 700,000.00	30	19,802,197.05	10.08	5.176	743	660,073	76.42	69.21	59.99
700,000.01 to 800,000.00	17	12,541,631.06	6.39	5.367	740	737,743	73.74	65.40	76.14
800,000.01 to 900,000.00	11	9,504,121.27	4.84	5.209	730	864,011	69.89	64.49	73.16
900,000.01 to 1,000,000.00	22	21,810,648.04	11.10	5.232	741	991,393	66.92	60.19	54.91
1,000,000.01 to 1,100,000.00	3	3,150,000.00	1.60	4.953	688	1,050,000	82.62	73.27	100.00
1,100,000.01 to 1,200,000.00	7	8,146,194.98	4.15	5.095	759	1,163,742	68.28	63.86	100.00
1,200,000.01 to 1,300,000.00	6	7,565,491.69	3.85	5.636	722	1,260,915	77.85	69.99	100.00
1,300,000.01 to 1,400,000.00	2	2,680,000.00	1.36	5.115	764	1,340,000	71.70	71.70	100.00
1,400,000.01 to 1,500,000.00	3	4,424,900.00	2.25	5.174	774	1,474,967	61.72	50.45	100.00
1,500,000.01 to 2,000,000.00	6	10,946,721.83	5.57	5.652	747	1,824,454	75.35	64.03	100.00
2,000,000.01 to 2,500,000.00	3	6,492,127.76	3.31	4.868	696	2,164,043	74.69	60.64	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.001 to 3.250	1	$94,016.50	0.05%	3.250%	623	$94,017	75.00%	75.00%	100.00%
3.251 to 3.500	1	132,128.46	0.07	3.500	691	132,128	83.33	83.33	0.00
3.501 to 3.750	10	2,698,066.85	1.37	3.693	777	269,807	65.77	63.91	78.63
3.751 to 4.000	9	3,115,708.94	1.59	3.915	683	346,190	67.42	67.42	93.98
4.001 to 4.250	16	2,304,819.38	1.17	4.184	719	144,051	76.84	71.95	69.84
4.251 to 4.500	16	4,339,517.02	2.21	4.436	704	271,220	83.02	74.74	96.54
4.501 to 4.750	48	20,641,744.29	10.51	4.683	744	430,036	79.32	70.41	83.59
4.751 to 5.000	63	32,960,712.06	16.78	4.931	739	523,186	70.78	65.79	80.51
5.001 to 5.250	66	30,920,072.55	15.74	5.187	729	468,486	71.61	66.91	76.57
5.251 to 5.500	112	50,939,736.45	25.93	5.435	742	454,819	74.19	66.13	84.97
5.501 to 5.750	66	39,053,610.57	19.88	5.678	748	591,721	71.89	63.34	72.17
5.751 to 6.000	12	7,350,050.00	3.74	5.896	754	612,504	68.51	58.10	78.50
6.001 to 6.250	1	1,867,187.48	0.95	6.250	679	1,867,187	100.00	65.00	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**



GROUP II MORTGAGE LOANS

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
325 to 336	12	$2,456,650.78	1.25%	4.332%	692	$204,721	71.30%	66.71%	69.87%
337 to 348	64	13,982,238.03	7.12	4.480	714	218,472	76.45	69.25	93.45
349 to 360	345	179,978,481.74	91.63	5.288	742	521,677	73.12	65.78	79.31
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	2	$785,219.00	0.40%	5.507%	762	$392,610	17.93%	17.93%	0.00%
20.01 to 30.00	3	1,331,676.69	0.68	5.457	760	443,892	25.49	25.49	100.00
30.01 to 40.00	14	7,271,324.09	3.70	5.333	760	519,380	35.52	35.52	68.84
40.01 to 50.00	26	15,355,070.92	7.82	5.391	749	590,580	45.42	45.42	55.65
50.01 to 60.00	23	15,211,790.23	7.74	5.209	747	661,382	56.30	56.30	61.07
60.01 to 70.00	82	43,477,038.42	22.14	5.182	730	530,208	66.58	66.58	85.97
70.01 to 75.00	87	32,306,547.92	16.45	5.067	734	371,340	73.90	73.43	83.59
75.01 to 80.00	82	30,223,875.49	15.39	5.193	730	368,584	79.18	78.06	95.85
80.01 to 85.00	3	1,343,128.46	0.68	4.659	700	447,709	84.12	71.31	74.45
85.01 to 90.00	14	7,147,887.65	3.64	5.299	751	510,563	88.19	68.75	79.12
90.01 to 95.00	24	7,793,428.55	3.97	5.006	737	324,726	93.47	78.38	82.66
95.01 to 100.00	61	34,170,383.13	17.40	5.370	749	560,170	99.43	66.93	78.71
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	2	$785,219.00	0.40%	5.507%	762	$392,610	17.93%	17.93%	0.00%
20.01 to 30.00	3	1,331,676.69	0.68	5.457	760	443,892	25.49	25.49	100.00
30.01 to 40.00	14	7,271,324.09	3.70	5.333	760	519,380	35.52	35.52	68.84
40.01 to 50.00	45	21,260,043.83	10.82	5.401	752	472,445	57.69	46.69	67.97
50.01 to 60.00	25	17,773,790.23	9.05	5.215	745	710,952	62.60	56.83	65.10
60.01 to 70.00	151	83,631,277.39	42.58	5.241	739	553,850	81.04	67.93	80.69
70.01 to 75.00	86	31,580,653.93	16.08	5.057	735	367,217	73.97	73.97	83.21
75.01 to 80.00	79	29,063,130.78	14.80	5.181	728	367,888	79.18	79.18	95.69
80.01 to 85.00	1	132,128.46	0.07	3.500	691	132,128	83.33	83.33	0.00
85.01 to 90.00	3	866,684.24	0.44	4.964	680	288,895	89.67	89.67	100.00
90.01 to 95.00	12	2,721,441.91	1.39	5.047	706	226,787	94.01	94.01	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
576 to 600	1	$133,803.10	0.07%	5.375%	598	$133,803	80.00%	80.00%	100.00%
601 to 625	7	2,027,042.83	1.03	5.026	614	289,578	74.38	74.38	100.00
626 to 650	14	5,584,012.50	2.84	5.216	639	398,858	70.76	69.61	100.00
651 to 675	33	13,941,282.89	7.10	4.897	664	422,463	73.30	72.06	100.00
676 to 700	60	26,463,245.94	13.47	5.227	688	441,054	76.29	70.06	98.67
701 to 725	67	27,685,541.84	14.10	5.279	714	413,217	70.92	63.58	77.94
726 to 750	58	31,829,774.93	16.21	5.304	739	548,789	75.10	66.14	76.95
751 to 775	63	30,336,439.39	15.44	5.149	763	481,531	72.20	63.77	71.95
776 to 800	88	42,726,944.33	21.75	5.253	788	485,533	73.21	63.81	75.16
801 to 825	30	15,689,282.80	7.99	5.273	808	522,976	72.37	66.08	61.88
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**



GROUP II MORTGAGE LOANS

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	1	$222,000.00	0.11%	5.125%	713	$222,000	77.89%	77.89%	100.00%
Alaska	8	1,343,964.69	0.68	4.449	697	167,996	75.79	72.06	90.17
Arizona	15	6,042,047.74	3.08	5.425	712	402,803	81.65	71.07	83.61
Arkansas	3	1,060,648.00	0.54	4.448	737	353,549	72.70	72.70	100.00
California	49	31,954,408.43	16.27	5.207	725	652,131	68.39	63.08	89.10
Colorado	13	5,179,849.06	2.64	5.134	753	398,450	63.19	58.22	59.23
Connecticut	6	2,916,756.20	1.48	5.420	762	486,126	70.65	65.45	78.21
Delaware	3	1,298,900.00	0.66	5.423	702	432,967	85.06	63.16	100.00
District of Columbia	1	2,200,000.00	1.12	5.250	691	2,200,000	56.41	56.41	100.00
Florida	37	21,163,598.90	10.77	5.269	746	571,989	78.75	66.21	82.32
Georgia	21	6,809,323.96	3.47	5.133	735	324,254	80.96	69.86	93.48
Hawaii	3	1,063,626.92	0.54	4.990	764	354,542	66.16	66.16	81.67
Idaho	7	2,322,743.90	1.18	5.316	774	331,821	60.32	57.61	100.00
Illinois	17	8,651,566.52	4.40	5.332	754	508,916	83.22	72.56	74.87
Indiana	3	1,098,872.64	0.56	5.437	756	366,291	72.36	72.36	100.00
Kentucky	5	1,462,325.89	0.74	4.822	771	292,465	70.28	70.28	69.91
Maine	1	250,000.00	0.13	5.500	770	250,000	47.62	47.62	100.00
Maryland	11	4,404,530.41	2.24	5.114	712	400,412	85.52	74.21	90.92
Massachusetts	12	6,323,711.28	3.22	5.093	722	526,976	63.35	57.92	91.66
Michigan	15	7,568,075.80	3.85	5.157	757	504,538	76.34	67.42	77.84
Minnesota	5	2,218,713.72	1.13	5.285	695	443,743	65.97	63.94	52.90
Missouri	4	695,166.87	0.35	5.057	702	173,792	72.97	72.97	68.35
Nebraska	1	89,194.68	0.05	4.625	696	89,195	70.00	70.00	100.00
Nevada	12	6,439,190.98	3.28	5.217	764	536,599	62.08	60.43	59.47
New Hampshire	2	1,313,970.01	0.67	5.673	746	656,985	50.75	50.75	100.00
New Jersey	24	11,061,172.44	5.63	5.246	726	460,882	69.14	65.44	81.29
New Mexico	5	1,722,371.47	0.88	5.180	757	344,474	81.12	74.45	42.07
New York	21	11,805,540.04	6.01	5.204	752	562,169	71.50	68.45	68.03
North Carolina	15	6,931,571.37	3.53	5.200	739	462,105	74.48	70.14	82.22
Ohio	11	3,325,094.77	1.69	5.200	714	302,281	79.93	73.83	100.00
Oklahoma	2	687,853.66	0.35	5.601	778	343,927	80.00	55.75	100.00
Oregon	6	4,023,517.00	2.05	5.205	741	670,586	79.27	62.91	45.19
Pennsylvania	18	6,843,630.07	3.48	5.231	758	380,202	84.39	68.33	68.83
Rhode Island	3	1,845,680.00	0.94	5.477	779	615,227	63.44	55.10	100.00
South Carolina	12	4,315,753.21	2.20	5.234	758	359,646	58.39	58.39	64.45
Tennessee	5	981,321.03	0.50	5.309	681	196,264	77.52	77.52	100.00
Texas	14	5,459,257.65	2.78	5.182	734	389,947	79.31	71.89	75.66
Utah	1	360,000.00	0.18	5.500	797	360,000	75.00	75.00	100.00
Vermont	1	991,250.00	0.50	5.250	793	991,250	65.00	65.00	100.00
Virginia	17	7,638,765.66	3.89	5.241	745	449,339	79.41	64.21	76.21
Washington	8	3,395,320.98	1.73	5.152	751	424,415	77.37	72.79	71.10
Wisconsin	3	936,084.60	0.48	4.990	685	312,028	78.61	78.61	100.00
Total:	***421***	***$196,417,370.55***	***100.00%***	***5.218%***	***739***	***$466,550***	***73.34%***	***66.04%***	***80.19%***

GROUP II MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	266	$144,736,384.97	73.69%	5.221%	738	$544,122	73.35%	67.62%	76.93%
Second Home	59	32,524,615.83	16.56	5.274	746	551,265	71.94	61.74	83.05
Investment	96	19,156,369.75	9.75	5.102	736	199,546	75.61	61.45	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	229	$106,785,243.67	54.37%	5.203%	739	$466,311	69.73%	64.50%	80.30%
De Minimis PUD	94	47,495,703.64	24.18	5.203	738	505,273	77.28	68.01	77.13
Condominium	61	26,949,298.95	13.72	5.217	747	441,792	81.43	67.26	82.48
Planned Unit Development	19	6,985,302.46	3.56	5.296	733	367,647	77.22	72.36	81.79
Two- to Four-Family	13	5,877,283.44	2.99	5.461	704	452,099	72.43	69.44	100.00
Cooperative	5	2,324,538.39	1.18	5.437	754	464,908	55.22	55.22	56.55
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	213	$99,649,858.58	50.73%	5.269%	740	$467,840	81.73%	69.07%	83.72%
Refinance (Cash-out)	130	59,092,030.59	30.08	5.223	737	454,554	63.88	62.89	75.93
Refinance (No Cash-out)	78	37,675,481.38	19.18	5.077	739	483,019	65.97	62.97	77.57
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	348	$157,515,646.57	80.19%	5.206%	733	$452,631	74.78%	67.42%	100.00%
No Income/No Ratio Documentation	36	20,244,584.61	10.31	5.317	771	562,350	59.31	54.58	0.00
Stated Documentation	28	14,603,603.73	7.43	5.234	758	521,557	76.31	66.43	0.00
Alternative Documentation	9	4,053,535.64	2.06	5.164	749	450,393	76.69	68.50	0.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	405	$182,685,112.55	93.01%	5.202%	739	$451,074	73.74%	66.04%	79.48%
Wholesale	11	8,938,870.83	4.55	5.355	743	812,625	69.02	66.20	84.08
Correspondent	3	3,080,344.98	1.57	5.528	712	1,026,782	64.84	64.84	100.00
Broker	2	1,713,042.19	0.87	5.661	713	856,521	68.08	68.08	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	405	$187,162,120.71	95.29%	5.216%	739	$462,129	73.75%	66.09%	79.74%
2.250	11	8,790,094.98	4.48	5.320	737	799,100	64.43	64.43	88.74
2.750	5	465,154.86	0.24	4.241	694	93,031	75.99	75.99	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.001 to 8.250	1	$94,016.50	0.05%	3.250%	623	$94,017	75.00%	75.00%	100.00%
8.251 to 8.500	1	132,128.46	0.07	3.500	691	132,128	83.33	83.33	0.00
8.501 to 8.750	10	2,698,066.85	1.37	3.693	777	269,807	65.77	63.91	78.63
8.751 to 9.000	9	3,115,708.94	1.59	3.915	683	346,190	67.42	67.42	93.98
9.001 to 9.250	12	1,947,390.48	0.99	4.195	724	162,283	77.18	71.39	64.30
9.251 to 9.500	16	4,339,517.02	2.21	4.436	704	271,220	83.02	74.74	96.54
9.501 to 9.750	46	19,166,518.33	9.76	4.687	741	416,663	79.63	70.02	82.33
9.751 to 10.000	62	32,310,712.06	16.45	4.932	739	521,141	70.65	65.57	80.12
10.001 to 10.250	69	30,277,501.45	15.41	5.172	728	438,804	73.03	68.22	76.07
10.251 to 10.500	109	48,894,891.47	24.89	5.434	744	448,577	74.63	66.23	84.35
10.501 to 10.750	67	39,216,336.53	19.97	5.640	750	585,318	72.15	63.63	72.28
10.751 to 11.000	13	8,000,050.00	4.07	5.813	753	615,388	69.21	59.65	80.25
11.001 to 11.250	2	2,867,187.48	1.46	5.901	703	1,433,594	75.60	52.80	100.00
11.251 to 11.500	3	2,044,844.98	1.04	5.462	698	681,615	63.67	63.67	100.00
11.501 to 11.750	1	1,312,500.00	0.67	5.625	740	1,312,500	68.20	68.20	100.00
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
May 2006	1	$999,500.00	0.51%	4.750%	662	$999,500	60.58%	60.58%	100.00%
September 2006	5	544,983.58	0.28	4.082	712	108,997	72.47	72.47	65.59
October 2006	6	912,167.20	0.46	4.023	713	152,028	82.35	69.98	39.42
November 2006	3	376,769.69	0.19	4.517	660	125,590	78.10	78.10	100.00
December 2006	4	450,551.41	0.23	4.720	725	112,638	75.28	75.28	100.00
January 2007	1	75,765.90	0.04	4.625	688	75,766	75.00	75.00	100.00
February 2007	1	128,801.00	0.07	4.000	768	128,801	75.00	75.00	100.00
March 2007	4	379,303.42	0.19	4.058	723	94,826	83.54	83.54	100.00
April 2007	12	2,092,711.23	1.07	3.985	741	174,393	71.01	68.61	90.93
May 2007	5	3,062,128.27	1.56	3.880	691	612,426	64.19	64.19	81.17
June 2007	7	1,173,194.79	0.60	4.309	731	167,599	74.60	74.60	100.00
July 2007	14	4,540,226.00	2.31	5.030	710	324,302	86.28	66.19	100.00
August 2007	7	1,047,386.31	0.53	4.770	702	149,627	79.90	75.61	85.67
September 2007	3	246,080.38	0.13	5.071	752	82,027	81.51	81.51	100.00
October 2007	3	409,319.63	0.21	5.015	770	136,440	74.41	74.41	100.00
November 2007	2	455,489.57	0.23	4.771	712	227,745	64.27	64.27	100.00
December 2007	7	906,355.74	0.46	4.867	726	129,479	69.04	69.04	100.00
January 2008	5	1,535,971.10	0.78	4.976	697	307,194	71.89	71.89	100.00
February 2008	4	874,166.29	0.45	4.810	682	218,542	78.86	71.10	100.00
March 2008	16	8,549,933.11	4.35	5.184	734	534,371	75.94	69.62	91.66
April 2008	58	34,705,839.46	17.67	5.193	737	598,377	73.14	63.12	84.78
May 2008	52	29,390,009.30	14.96	5.280	746	565,192	75.79	66.87	78.08
June 2008	38	17,881,433.24	9.10	5.362	749	470,564	70.59	65.58	86.68
July 2008	44	17,920,007.60	9.12	5.208	740	407,273	71.70	66.55	77.40
August 2008	39	22,669,255.55	11.54	5.172	751	581,263	74.59	66.56	73.07
September 2008	55	32,504,254.18	16.55	5.461	742	590,986	71.90	64.40	71.36
October 2008	25	12,585,766.60	6.41	5.531	734	503,431	71.46	68.05	76.47
Total:	**421**	**$196,417,370.55**	**100.00%**	**5.218%**	**739**	**$466,550**	**73.34%**	**66.04%**	**80.19%**

GROUP III MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$285,866,993.03	
Total Number of Loans		481	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$594,318.07	$24,759.21	$5,000,000.00
Original Balance	$597,302.00	$25,500.00	$5,000,000.00
Loan Rate	5.552%	4.900%	6.625%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	5.302%	4.650%	6.375%
Gross Margin	2.002%	2.000%	2.750%
Maximum Loan Rate	10.558%	9.900%	13.000%
Original LTV	68.48%	12.12%	100.00%
Effective LTV	62.51%	12.12%	95.00%
Credit Score	742	540	817
Original Term (mos)	360	360	360
Remaining Term (mos)	358	315	360
Seasoning (mos)	2	0	45
Next Rate Reset	58	15	60
Rate Adj Freq	6	6	12
First Rate Adj Freq	60	60	60
IO Original Term (2)	62	60	120
IO Remaining Term (2)	60	15	120
Top State Concentrations ($)	CA(17.48%),FL(11.19%),NY(11.04%),NJ(6.36%),GA(5.48%)		
First Pay Date		02/01/2002	11/01/2005
Rate Change Date		01/01/2007	10/01/2010
Maturity Date		01/01/2032	10/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Six-Month LIBOR	478	$285,254,483.89	99.79%	5.554%	742	$596,767	68.51%	62.53%	81.66%
One-Year Treasury	3	612,509.14	0.21	5.015	691	204,170	53.23	53.23	51.73
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5/25 LIBOR Loans	478	$285,254,483.89	99.79%	5.554%	742	$596,767	68.51%	62.53%	81.66%
5/1 Treasury Loans	3	612,509.14	0.21	5.015	691	204,170	53.23	53.23	51.73
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	32	$5,990,334.28	2.10%	5.221%	725	$187,198	75.27%	72.13%	75.84%
Interest-Only	449	279,876,658.75	97.90	5.559	742	623,333	68.33	62.30	81.72
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

GROUP III MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	12	$829,666.13	0.29%	5.646%	726	$69,139	79.32%	71.86%	68.25%
100,000.01 to 200,000.00	70	10,739,655.93	3.76	5.453	742	153,424	77.60	69.61	85.04
200,000.01 to 300,000.00	57	14,263,777.39	4.99	5.508	732	250,242	79.19	68.79	94.22
300,000.01 to 400,000.00	67	23,745,163.92	8.31	5.578	736	354,405	77.18	68.43	77.43
400,000.01 to 500,000.00	68	30,728,545.54	10.75	5.493	749	451,890	68.75	63.90	68.10
500,000.01 to 600,000.00	47	25,901,051.34	9.06	5.566	741	551,086	72.01	65.02	67.67
600,000.01 to 700,000.00	30	19,260,089.21	6.74	5.455	735	642,003	77.30	68.24	86.73
700,000.01 to 800,000.00	29	22,027,719.11	7.71	5.573	748	759,577	67.36	59.47	65.21
800,000.01 to 900,000.00	11	9,376,129.58	3.28	5.474	735	852,375	80.77	66.22	72.76
900,000.01 to 1,000,000.00	30	29,243,432.25	10.23	5.478	758	974,781	60.49	58.17	62.98
1,000,000.01 to 1,100,000.00	5	5,398,488.91	1.89	5.838	725	1,079,698	51.61	51.61	100.00
1,100,000.01 to 1,200,000.00	3	3,496,813.60	1.22	5.632	766	1,165,605	69.97	60.00	100.00
1,200,000.01 to 1,300,000.00	9	11,284,052.06	3.95	5.559	739	1,253,784	66.21	66.21	88.58
1,300,000.01 to 1,400,000.00	9	12,270,783.31	4.29	5.574	725	1,363,420	66.84	61.65	100.00
1,400,000.01 to 1,500,000.00	10	14,657,080.68	5.13	5.655	740	1,465,708	61.60	59.57	89.77
1,500,000.01 to 2,000,000.00	18	33,112,729.07	11.58	5.639	727	1,839,596	63.94	58.75	100.00
2,000,000.01 to 2,500,000.00	1	2,340,000.00	0.82	5.875	794	2,340,000	65.00	65.00	100.00
2,500,000.01 to 3,000,000.00	3	8,920,815.00	3.12	5.665	726	2,973,605	47.33	47.33	100.00
3,000,000.01 or greater	2	8,271,000.00	2.89	5.375	796	4,135,500	66.86	57.69	100.00
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
4.751 to 5.000	23	$9,973,601.94	3.49%	4.976%	743	$433,635	68.96%	62.83%	61.22%
5.001 to 5.250	94	48,475,934.52	16.96	5.182	742	515,701	66.64	61.90	79.13
5.251 to 5.500	136	83,768,821.93	29.30	5.428	747	615,947	69.12	62.37	78.22
5.501 to 5.750	121	71,234,661.79	24.92	5.655	740	588,716	67.75	62.02	81.33
5.751 to 6.000	92	62,821,680.31	21.98	5.890	742	682,844	69.91	63.64	89.87
6.001 to 6.250	14	9,112,292.54	3.19	6.118	706	650,878	67.52	62.07	92.05
6.501 to 6.750	1	480,000.00	0.17	6.625	727	480,000	73.85	73.85	100.00
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
313 to 324	4	$736,947.41	0.26%	5.941%	765	$184,237	87.40%	73.66%	68.89%
325 to 336	6	2,290,318.52	0.80	5.480	709	381,720	66.35	64.24	65.66
337 to 348	32	6,702,611.35	2.34	5.259	726	209,457	69.59	68.84	82.05
349 to 360	439	276,137,115.75	96.60	5.559	742	629,014	68.42	62.31	81.75
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$3,856,082.88	1.35%	5.613%	753	$771,217	17.87%	17.87%	52.61%
20.01 to 30.00	8	5,001,387.10	1.75	5.560	740	625,173	25.97	25.97	44.39
30.01 to 40.00	17	15,118,979.23	5.29	5.441	760	889,352	35.65	35.65	59.49
40.01 to 50.00	34	18,669,868.24	6.53	5.486	743	549,114	46.86	46.86	56.59
50.01 to 60.00	59	55,672,774.99	19.48	5.575	735	943,606	55.49	55.49	78.30
60.01 to 70.00	72	56,303,039.09	19.70	5.587	747	781,987	65.06	64.51	88.51
70.01 to 75.00	53	26,461,040.97	9.26	5.598	729	499,265	73.69	73.45	93.89
75.01 to 80.00	111	44,255,163.82	15.48	5.545	732	398,695	79.34	78.87	96.60
80.01 to 85.00	8	8,496,867.36	2.97	5.407	780	1,062,108	82.78	65.33	75.59
85.01 to 90.00	16	9,817,484.55	3.43	5.531	755	613,593	88.58	69.33	79.37
90.01 to 95.00	18	5,948,014.53	2.08	5.431	751	330,445	93.01	75.26	93.90
95.01 to 100.00	80	36,266,290.27	12.69	5.572	743	453,329	99.91	66.66	78.91
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$3,856,082.88	1.35%	5.613%	753	$771,217	17.87%	17.87%	52.61%
20.01 to 30.00	8	5,001,387.10	1.75	5.560	740	625,173	25.97	25.97	44.39
30.01 to 40.00	17	15,118,979.23	5.29	5.441	760	889,352	35.65	35.65	59.49
40.01 to 50.00	59	27,193,861.81	9.51	5.530	744	460,913	60.83	47.81	68.59
50.01 to 60.00	66	65,757,774.99	23.00	5.564	735	996,330	59.32	56.18	81.62
60.01 to 70.00	151	95,982,651.61	33.58	5.560	751	635,647	79.15	67.20	81.24
70.01 to 75.00	52	26,211,040.97	9.17	5.598	728	504,058	73.71	73.71	93.83
75.01 to 80.00	107	43,271,861.46	15.14	5.542	732	404,410	79.35	79.35	96.53
85.01 to 90.00	6	1,310,942.62	0.46	5.749	751	218,490	88.51	88.51	89.93
90.01 to 95.00	10	2,162,410.36	0.76	5.359	706	216,241	94.99	94.99	100.00
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
526 to 550	1	$252,000.00	0.09%	6.000%	540	$252,000	66.44%	66.44%	100.00%
551 to 575	1	270,000.00	0.09	5.125	556	270,000	90.00	70.00	100.00
576 to 600	4	2,682,800.00	0.94	5.345	598	670,700	97.70	62.49	100.00
601 to 625	9	4,416,335.18	1.54	5.481	612	490,704	64.49	63.36	100.00
626 to 650	14	5,614,177.10	1.96	5.473	639	401,013	66.28	64.31	94.73
651 to 675	37	18,265,725.38	6.39	5.604	662	493,668	76.01	71.28	100.00
676 to 700	54	33,480,668.12	11.71	5.616	689	620,012	66.28	62.56	93.08
701 to 725	49	30,773,411.40	10.76	5.602	711	628,029	60.97	57.99	87.69
726 to 750	63	41,744,205.06	14.60	5.590	736	662,606	65.14	60.73	76.97
751 to 775	93	54,435,368.27	19.04	5.514	764	585,327	74.14	66.14	84.80
776 to 800	112	66,376,733.25	23.22	5.517	788	592,649	67.81	60.66	74.95
801 to 825	44	27,555,569.27	9.64	5.537	807	626,263	68.11	61.04	57.51
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	3	$778,398.80	0.27%	5.579%	689	$259,466	98.83%	71.51%	100.00%
Arizona	12	7,764,535.08	2.72	5.709	731	647,045	69.10	66.21	100.00
Arkansas	2	281,991.86	0.10	5.677	742	140,996	77.90	77.90	100.00
California	59	49,965,854.44	17.48	5.649	737	846,879	65.80	59.18	82.51
Colorado	17	7,822,523.03	2.74	5.502	754	460,148	73.92	66.36	86.82
Connecticut	7	8,050,819.80	2.82	5.634	717	1,150,117	54.98	54.98	81.37
Delaware	4	3,254,000.00	1.14	5.740	789	813,500	70.75	65.21	100.00
District of Columbia	3	1,860,667.73	0.65	5.531	770	620,223	99.87	70.00	52.20
Florida	47	31,984,205.94	11.19	5.534	753	680,515	71.22	63.01	85.19
Georgia	16	15,668,819.71	5.48	5.365	747	979,301	68.51	62.02	88.17
Hawaii	3	2,067,500.00	0.72	5.492	753	689,167	75.80	69.27	56.42
Idaho	1	665,000.00	0.23	5.500	775	665,000	100.00	50.00	100.00
Illinois	20	9,043,539.73	3.16	5.670	736	452,177	75.98	65.26	82.67
Indiana	5	1,737,304.73	0.61	5.653	742	347,461	73.81	73.81	76.63
Kansas	2	490,916.57	0.17	5.438	667	245,458	79.84	79.84	100.00
Kentucky	3	1,093,500.00	0.38	5.667	741	364,500	83.90	64.53	63.42
Maine	1	452,000.00	0.16	5.500	811	452,000	25.11	25.11	0.00
Maryland	16	9,712,444.80	3.40	5.483	752	607,028	68.76	64.83	100.00
Massachusetts	17	12,950,827.53	4.53	5.559	716	761,813	65.35	62.35	83.20
Michigan	19	7,448,482.45	2.61	5.442	758	392,025	74.41	65.15	70.07
Minnesota	4	1,292,549.12	0.45	5.152	743	323,137	60.61	57.57	55.99
Missouri	8	2,412,365.31	0.84	5.659	723	301,546	80.66	76.63	94.48
Montana	4	2,632,844.78	0.92	5.651	764	658,211	67.74	67.74	69.61
Nevada	13	7,570,145.47	2.65	5.696	740	582,319	74.85	69.63	77.13
New Hampshire	4	1,648,938.13	0.58	5.397	703	412,235	69.42	62.32	100.00
New Jersey	29	18,168,783.74	6.36	5.488	749	626,510	60.26	59.28	67.60
New Mexico	3	483,525.55	0.17	5.549	725	161,175	83.06	72.72	100.00
New York	53	31,555,223.12	11.04	5.489	736	595,382	56.56	55.04	76.86
North Carolina	10	3,089,973.48	1.08	5.615	729	308,997	86.73	73.02	60.81
Ohio	8	3,179,813.86	1.11	5.579	750	397,477	68.42	66.63	68.20
Oklahoma	4	1,979,118.32	0.69	5.354	756	494,780	66.37	66.37	100.00
Oregon	1	107,500.00	0.04	5.375	743	107,500	100.00	70.00	0.00
Pennsylvania	11	5,137,572.96	1.80	5.654	753	467,052	69.77	68.72	82.32
Rhode Island	1	500,000.00	0.17	5.375	798	500,000	100.00	70.00	100.00
South Carolina	14	8,081,868.71	2.83	5.622	756	577,276	79.99	66.71	69.61
Tennessee	3	1,128,086.82	0.39	5.352	693	376,029	97.04	70.00	52.30
Texas	14	9,123,567.14	3.19	5.441	743	651,683	74.43	65.72	100.00
Utah	7	2,403,246.83	0.84	5.542	732	343,321	61.73	60.27	63.51
Vermont	4	1,148,067.07	0.40	5.535	684	287,017	68.53	68.53	100.00
Virginia	13	5,058,202.66	1.77	5.464	718	389,093	70.80	69.60	88.74
Washington	7	2,629,554.28	0.92	5.522	759	375,651	87.05	70.25	63.49
West Virginia	2	493,000.00	0.17	5.517	649	246,500	88.97	66.55	100.00
Wisconsin	7	2,949,713.48	1.03	5.601	769	421,388	79.40	67.36	76.97
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**



GROUP III MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	351	$223,059,617.72	78.03%	5.549%	739	$635,497	67.65%	63.24%	83.17%
Second Home	78	47,119,426.48	16.48	5.561	752	604,095	68.43	60.59	70.68
Investment	52	15,687,948.83	5.49	5.575	753	301,691	80.45	57.86	91.96
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	276	$175,359,040.61	61.34%	5.545%	741	$635,359	64.80%	60.74%	82.31%
De Minimis PUD	110	69,393,229.18	24.27	5.586	747	630,848	74.71	67.71	79.44
Condominium	70	34,262,563.11	11.99	5.519	737	489,465	74.15	60.64	79.89
Cooperative	9	2,694,656.01	0.94	5.753	740	299,406	59.06	59.06	83.3
Planned Unit Development	11	2,263,204.12	0.79	5.469	740	205,746	80.33	72.70	100.00
Two- to Four-Family	5	1,894,300.00	0.66	5.467	732	378,860	77.95	62.18	100.00
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

GROUP III MORTGAGE LOANS

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	216	$111,934,270.44	39.16%	5.580%	749	$518,214	80.99%	68.65%	87.16%
Refinance (Cash-out)	144	88,923,036.58	31.11	5.548	727	617,521	60.82	59.91	87.19
Refinance (No Cash-out)	121	85,009,686.01	29.74	5.520	748	702,559	60.02	57.13	68.41
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	382	$233,245,731.17	81.59%	5.571%	736	$610,591	70.41%	64.42%	100.00%
No Income/No Ratio Documentation	60	31,161,144.20	10.90	5.482	778	519,352	55.92	50.53	0.00
Stated Documentation	26	16,781,297.56	5.87	5.468	758	645,435	64.47	59.03	0.00
Alternative Documentation	10	2,927,986.40	1.02	5.462	746	292,799	81.23	64.03	0.00
Streamlined	3	1,750,833.70	0.61	5.314	748	583,611	51.93	51.93	0.00
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	462	$271,406,772.11	94.94%	5.532%	743	$587,461	68.46%	62.17%	80.96%
Wholesale	14	11,544,820.92	4.04	5.909	724	824,630	68.45	68.45	91.77
Correspondent	3	1,840,400.00	0.64	6.093	693	613,467	68.81	68.81	100.00
Broker	2	1,075,000.00	0.38	6.032	680	537,500	72.25	72.25	100.00
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

GROUP III MORTGAGE LOANS

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	478	$285,254,483.89	99.79%	5.554%	742	$596,767	68.51%	62.53%	81.66%
2.750	3	612,509.14	0.21	5.015	691	204,170	53.23	53.23	51.73
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
9.751 to 10.000	23	$9,973,601.94	3.49%	4.976%	743	$433,635	68.96%	62.83%	61.22%
10.001 to 10.250	93	48,003,434.52	16.79	5.182	741	516,166	66.61	61.82	78.92
10.251 to 10.500	135	83,638,821.93	29.26	5.428	747	619,547	69.14	62.38	78.34
10.501 to 10.750	121	71,234,661.79	24.92	5.655	740	588,716	67.75	62.02	81.33
10.751 to 11.000	92	62,821,680.31	21.98	5.890	742	682,844	69.91	63.64	89.87
11.001 to 11.250	14	9,112,292.54	3.19	6.118	706	650,878	67.52	62.07	92.05
11.501 to 11.750	1	480,000.00	0.17	6.625	727	480,000	73.85	73.85	100.00
12.751 to 13.000	2	602,500.00	0.21	5.206	760	301,250	66.63	66.63	78.42
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

GROUP III MORTGAGE LOANS

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
January 2007	1	$97,204.87	0.03%	5.875%	793	$97,205	71.77%	71.77%	0.00%
March 2007	1	337,385.00	0.12	6.125	790	337,385	100.00	70.00	100.00
June 2007	1	132,058.72	0.05	6.250	798	132,059	88.24	88.24	0.00
September 2007	1	170,298.82	0.06	5.375	675	170,299	70.70	70.70	100.00
April 2008	1	315,690.00	0.11	5.375	707	315,690	41.83	41.83	0.00
July 2008	1	295,678.08	0.10	5.000	637	295,678	29.16	29.16	0.00
September 2008	1	472,500.00	0.17	5.125	783	472,500	70.00	70.00	100.00
October 2008	3	1,206,450.44	0.42	5.764	699	402,150	80.44	76.45	85.49
November 2008	2	181,495.20	0.06	5.267	784	90,748	53.74	53.74	13.64
December 2008	2	327,148.04	0.11	5.349	750	163,574	66.81	66.81	60.26
February 2009	2	189,347.35	0.07	5.195	676	94,674	83.79	83.79	100.00
March 2009	1	292,071.85	0.10	5.000	749	292,072	75.76	75.76	100.00
April 2009	1	139,299.59	0.05	5.000	749	139,300	95.00	95.00	100.00
May 2009	1	167,820.38	0.06	5.000	791	167,820	53.25	53.25	0.00
June 2009	2	468,963.52	0.16	5.000	777	234,482	54.93	54.93	62.18
July 2009	6	793,607.20	0.28	5.141	700	132,268	83.17	83.17	100.00
August 2009	5	896,778.03	0.31	5.310	689	179,356	79.74	79.74	100.00
September 2009	4	1,376,811.99	0.48	5.553	755	344,203	71.55	71.55	100.00
October 2009	6	1,869,268.20	0.65	5.207	704	311,545	60.39	57.71	69.44
December 2009	1	118,695.17	0.04	5.250	793	118,695	63.54	63.54	100.00
January 2010	2	414,429.07	0.14	5.697	739	207,215	92.26	61.61	100.00
March 2010	1	1,237,500.00	0.43	5.875	651	1,237,500	75.00	75.00	100.00
April 2010	8	6,535,038.32	2.29	5.801	751	816,880	73.58	68.25	89.50
May 2010	14	12,449,325.09	4.35	5.824	715	889,238	68.78	59.46	97.11
June 2010	26	19,044,982.05	6.66	5.879	733	732,499	64.17	58.66	91.68
July 2010	15	10,771,887.09	3.77	5.498	724	718,126	61.96	59.16	68.68
August 2010	41	22,402,821.11	7.84	5.450	744	546,410	71.45	64.35	81.55
September 2010	258	162,450,685.97	56.83	5.512	746	629,654	66.51	61.73	80.47
October 2010	73	40,711,751.88	14.24	5.545	747	557,695	76.72	65.58	79.02
Total:	**481**	**$285,866,993.03**	**100.00%**	**5.552%**	**742**	**$594,318**	**68.48%**	**62.51%**	**81.59%**

GROUP IV MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$249,075,896.73	
Total Number of Loans		578	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$430,927.16	$45,769.49	$2,460,000.00
Original Balance	$452,755.47	$48,000.00	$5,000,000.00
Loan Rate	5.067%	3.875%	6.125%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.817%	3.625%	5.875%
Gross Margin	1.657%	0.250%	3.351%
Maximum Loan Rate	12.003%	12.000%	12.750%
Original LTV	70.74%	10.34%	100.00%
Effective LTV	66.64%	10.34%	95.00%
Credit Score (3)	737	521	821
Original Term (mos)	301	300	360
Remaining Term (mos)	296	275	359
Seasoning (mos)	5	1	25
Next Rate Reset	3	1	6
Rate Adj Freq	4	1	6
First Rate Adj Freq	4	1	6
IO Original Term (2)	120	120	120
IO Remaining Term (2)	115	95	119
Top State Concentrations ($)	CA(18.54%),FL(12.68%),NY(8.21%),NJ(6.46%),IL(4.92%)		
First Pay Date		10/01/2003	10/01/2005
Rate Change Date		11/01/2005	04/01/2006
Maturity Date		09/01/2028	09/01/2035

(1) Based on current balances
(2) For Interest-Only loans.
(3) For loans with Credit Scores

GROUP IV MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR	156	$97,012,674.93	38.95%	4.954%	750	$621,876	69.07%	64.70%	76.64%
Six-Month LIBOR	422	152,063,221.80	61.05	5.139	730	360,339	71.81	67.87	89.88
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR Loans	156	$97,012,674.93	38.95%	4.954%	750	$621,876	69.07%	64.70%	76.64%
Six-Month LIBOR Loans	422	152,063,221.80	61.05	5.139	730	360,339	71.81	67.87	89.88
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Interest-Only	578	$249,075,896.73	100.00%	5.067%	737	$430,927	70.74%	66.64%	84.72%
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

GROUP IV MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	21	$1,775,408.85	0.71%	5.220%	739	$84,543	57.68%	55.57%	72.24%
100,000.01 to 200,000.00	148	22,673,160.85	9.10	5.047	734	153,197	67.26	66.53	91.18
200,000.01 to 300,000.00	126	31,211,617.36	12.53	5.036	726	247,711	69.96	68.78	93.65
300,000.01 to 400,000.00	71	24,445,088.94	9.81	5.062	735	344,297	69.54	68.52	79.93
400,000.01 to 500,000.00	58	26,197,634.66	10.52	5.143	746	451,683	74.24	70.93	82.39
500,000.01 to 600,000.00	28	15,462,629.61	6.21	5.146	739	552,237	76.50	72.55	78.44
600,000.01 to 700,000.00	30	19,431,450.75	7.80	5.187	743	647,715	70.74	64.55	90.21
700,000.01 to 800,000.00	17	12,719,026.25	5.11	5.058	722	748,178	73.93	67.09	77.08
800,000.01 to 900,000.00	11	9,447,293.37	3.79	5.180	756	858,845	73.91	67.43	63.29
900,000.01 to 1,000,000.00	23	22,690,880.78	9.11	5.002	762	986,560	61.56	58.10	51.75
1,000,000.01 to 1,100,000.00	8	8,431,759.25	3.39	5.029	741	1,053,970	71.19	67.00	100.00
1,100,000.01 to 1,200,000.00	7	8,056,291.52	3.23	5.166	681	1,150,899	73.16	73.16	100.00
1,200,000.01 to 1,300,000.00	5	6,355,609.00	2.55	4.897	744	1,271,122	78.90	67.73	100.00
1,300,000.01 to 1,400,000.00	8	10,889,099.07	4.37	4.902	731	1,361,137	63.48	63.48	100.00
1,400,000.01 to 1,500,000.00	6	8,880,032.12	3.57	4.939	755	1,480,005	69.62	63.86	83.11
1,500,000.01 to 2,000,000.00	9	15,713,914.35	6.31	5.095	726	1,745,990	75.78	64.16	100.00
2,000,000.01 to 2,500,000.00	2	4,695,000.00	1.88	4.929	750	2,347,500	80.96	58.60	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.751 to 4.000	3	$2,576,990.00	1.03%	3.937%	760	$858,997	85.12%	70.27%	79.63%
4.001 to 4.250	3	3,534,500.00	1.42	4.158	718	1,178,167	73.12	73.12	100.00
4.251 to 4.500	10	8,888,302.73	3.57	4.433	711	888,830	62.18	62.18	90.57
4.501 to 4.750	93	37,546,828.70	15.07	4.730	740	403,729	70.82	66.33	87.36
4.751 to 5.000	184	60,202,074.95	24.17	4.939	729	327,185	69.95	67.50	87.20
5.001 to 5.250	173	85,433,344.71	34.30	5.164	746	493,834	71.07	65.76	79.13
5.251 to 5.500	70	32,187,513.02	12.92	5.404	741	459,822	69.35	66.95	86.79
5.501 to 5.750	29	12,434,717.69	4.99	5.648	724	428,783	76.41	68.61	86.61
5.751 to 6.000	12	5,573,197.29	2.24	5.962	738	464,433	71.68	68.84	91.10
6.001 to 6.250	1	698,427.64	0.28	6.125	722	698,428	94.68	60.00	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

GROUP IV MORTGAGE LOANS

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
265 to 276	4	$5,149,390.69	2.07%	5.226%	729	$1,287,348	95.64%	67.47%	100.00%
277 to 288	16	11,898,266.95	4.78	5.328	717	743,642	72.29	62.20	80.91
289 to 300	551	227,454,439.27	91.32	5.054	738	412,803	70.17	66.84	84.93
349 to 360	7	4,573,799.82	1.84	4.871	757	653,400	67.28	67.28	67.20
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$740,859.08	0.30%	5.031%	714	$148,172	16.87%	16.87%	42.23%
20.01 to 30.00	11	4,360,810.82	1.75	4.839	779	396,437	24.44	24.44	13.66
30.01 to 40.00	24	7,230,807.42	2.90	5.146	760	301,284	35.10	35.10	75.21
40.01 to 50.00	36	13,524,293.07	5.43	5.113	736	375,675	46.24	46.24	59.03
50.01 to 60.00	61	27,696,859.38	11.12	5.048	750	454,047	56.73	56.73	76.59
60.01 to 70.00	103	51,251,848.04	20.58	5.061	742	497,591	65.92	65.64	87.28
70.01 to 75.00	83	43,854,109.25	17.61	4.994	726	528,363	73.37	73.37	89.75
75.01 to 80.00	207	68,965,207.17	27.69	5.095	737	333,165	78.84	77.35	95.07
80.01 to 85.00	4	4,239,999.00	1.70	4.985	747	1,060,000	81.67	72.65	76.42
85.01 to 90.00	4	1,042,379.31	0.42	5.204	707	260,595	87.50	82.93	100.00
90.01 to 95.00	5	4,157,288.85	1.67	5.228	770	831,458	92.58	65.13	100.00
95.01 to 100.00	35	22,011,435.34	8.84	5.134	714	628,898	99.74	65.75	78.94
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

GROUP IV MORTGAGE LOANS

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$740,859.08	0.30%	5.031%	714	$148,172	16.87%	16.87%	42.23%
20.01 to 30.00	11	4,360,810.82	1.75	4.839	779	396,437	24.44	24.44	13.66
30.01 to 40.00	24	7,230,807.42	2.90	5.146	760	301,284	35.10	35.10	75.21
40.01 to 50.00	43	17,936,337.83	7.20	5.131	740	417,124	56.13	47.16	69.11
50.01 to 60.00	66	35,835,896.02	14.39	5.055	744	542,968	65.50	57.29	81.90
60.01 to 70.00	138	73,186,014.27	29.38	5.072	740	530,333	74.41	66.87	83.39
70.01 to 75.00	83	43,854,109.25	17.61	4.994	726	528,363	73.37	73.37	89.75
75.01 to 80.00	202	63,047,219.68	25.31	5.093	733	312,115	78.83	78.83	94.61
80.01 to 85.00	2	1,990,963.05	0.80	5.498	750	995,482	90.58	82.62	100.00
85.01 to 90.00	3	740,879.31	0.30	5.288	718	246,960	88.19	88.19	100.00
90.01 to 95.00	1	152,000.00	0.06	4.625	740	152,000	95.00	95.00	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	1	$1,000,000.00	0.40%	5.000%	NA	$1,000,000	48.89%	48.89%	100.00%
501 to 525	1	69,875.05	0.03	5.250	521	69,875	48.78	48.78	100.00
576 to 600	1	378,145.47	0.15	5.375	599	378,145	80.00	80.00	100.00
601 to 625	3	1,575,700.22	0.63	5.083	614	525,233	68.87	68.87	100.00
626 to 650	8	4,999,938.20	2.01	5.371	640	624,992	80.32	64.53	100.00
651 to 675	62	23,997,884.53	9.63	5.075	666	387,063	74.47	68.93	100.00
676 to 700	99	37,449,201.14	15.04	5.015	689	378,275	71.89	68.13	96.32
701 to 725	83	33,384,200.79	13.40	5.024	711	402,219	74.40	68.63	85.85
726 to 750	64	28,426,394.92	11.41	5.014	738	444,162	70.33	65.88	84.01
751 to 775	103	49,670,605.76	19.94	5.065	763	482,239	71.66	69.04	87.19
776 to 800	100	47,926,585.70	19.24	5.116	788	479,266	67.36	64.35	74.44
801 to 825	53	20,197,364.95	8.11	5.108	808	381,082	63.27	59.46	56.44
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	7	$2,406,190.13	0.97%	4.963%	758	$343,741	67.11%	67.11%	80.22%
Arizona	22	8,512,332.75	3.42	5.145	718	386,924	73.07	69.11	77.97
California	95	46,187,129.96	18.54	4.984	726	486,180	69.42	66.31	92.54
Colorado	13	5,843,257.74	2.35	5.316	744	449,481	80.63	71.67	100.00
Connecticut	10	6,059,313.19	2.43	4.948	720	605,931	58.97	58.97	91.77
Delaware	4	1,434,838.17	0.58	4.984	762	358,710	71.47	71.47	91.29
District of Columbia	1	1,280,000.00	0.51	5.125	792	1,280,000	80.00	65.00	100.00
Florida	72	31,575,483.18	12.68	5.088	742	438,548	72.76	66.65	74.68
Georgia	13	6,261,661.05	2.51	4.948	725	481,666	71.37	67.38	92.74
Idaho	3	979,724.44	0.39	5.463	800	326,575	59.37	59.37	24.85
Illinois	26	12,256,527.83	4.92	5.069	727	471,405	69.74	69.35	82.63
Indiana	3	767,590.40	0.31	5.538	708	255,863	75.20	75.20	39.55
Kansas	4	1,204,142.05	0.48	5.143	793	301,036	80.42	74.19	100.00
Kentucky	1	100,000.00	0.04	5.625	801	100,000	80.00	80.00	0.00
Maine	1	378,145.47	0.15	5.375	599	378,145	80.00	80.00	100.00
Maryland	25	7,989,104.38	3.21	4.963	731	319,564	72.81	70.52	95.32
Massachusetts	14	10,004,016.53	4.02	4.979	737	714,573	73.24	62.68	88.60
Michigan	14	7,101,725.98	2.85	5.444	703	507,266	83.53	67.84	95.71
Minnesota	14	6,366,740.63	2.56	5.226	771	454,767	68.14	68.14	77.23
Missouri	4	2,681,930.97	1.08	5.080	760	670,483	76.97	73.28	100.00
Nebraska	1	129,000.00	0.05	5.250	693	129,000	77.71	77.71	100.00
Nevada	14	6,425,236.98	2.58	5.161	743	458,945	70.49	65.87	43.06
New Hampshire	4	2,914,324.71	1.17	5.025	765	728,581	74.50	67.37	100.00
New Jersey	50	16,087,755.87	6.46	4.989	714	321,755	71.15	68.36	93.82
New Mexico	3	1,448,734.79	0.58	5.004	749	482,912	66.07	62.97	100.00
New York	44	20,439,629.93	8.21	5.036	749	464,537	63.76	60.79	76.79
North Carolina	8	4,438,344.84	1.78	5.188	753	554,793	67.58	67.58	60.70
North Dakota	1	224,000.00	0.09	5.000	808	224,000	50.22	50.22	100.00
Ohio	8	2,153,298.23	0.86	5.200	740	269,162	84.20	73.47	100.00
Oregon	3	643,752.40	0.26	4.951	774	214,584	72.91	72.91	100.00
Pennsylvania	9	1,716,187.73	0.69	5.010	761	190,688	67.10	67.10	76.75
Rhode Island	3	723,046.94	0.29	4.923	686	241,016	72.47	72.47	100.00
South Carolina	15	5,231,952.89	2.10	5.238	751	348,797	65.06	57.47	87.62
South Dakota	1	324,928.92	0.13	5.250	789	324,929	50.00	50.00	0.00
Tennessee	3	1,229,987.75	0.49	4.554	731	409,996	73.51	73.51	100.00
Texas	18	7,582,073.06	3.04	4.973	744	421,226	72.51	67.88	75.97
Utah	4	1,180,400.67	0.47	5.310	754	295,100	78.44	78.44	100.00
Vermont	1	147,566.93	0.06	4.875	695	147,567	73.80	73.80	100.00
Virginia	17	9,127,723.56	3.66	5.084	767	536,925	68.39	64.04	87.32
Virgin Islands	3	834,247.24	0.33	5.418	753	278,082	73.73	73.73	100.00
Washington	15	5,335,666.42	2.14	5.122	758	355,711	72.19	72.19	81.26
Wisconsin	5	1,019,218.75	0.41	5.224	739	203,844	69.87	69.87	100.00



Wyoming	2	328,963.27	0.13	4.931	740	164,482	80.00	80.00	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	504	$203,778,079.51	81.81%	5.059%	736	$404,322	69.52%	67.44%	85.43%
Second Home	59	38,333,889.08	15.39	5.086	742	649,727	77.08	65.12	78.16
Investment	15	6,963,928.14	2.80	5.189	738	464,262	71.60	51.49	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	405	$160,952,358.43	64.62%	5.061%	734	$397,413	69.94%	67.05%	88.22%
De Minimis PUD	81	50,371,356.19	20.22	5.147	742	621,869	73.89	66.94	78.49
Condominium	55	24,168,139.16	9.70	5.021	751	439,421	71.91	64.45	77.02
Two- to Four-Family	10	4,878,690.78	1.96	4.742	714	487,869	64.2	64.2	93.27
Cooperative	9	4,601,877.73	1.85	5.066	760	511,320	61.58	57.75	49.97
Planned Unit Development	18	4,103,474.44	1.65	4.987	735	227,971	75.01	72.41	98.17
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

GROUP IV MORTGAGE LOANS

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	174	$100,646,477.95	40.41%	5.120%	746	$578,428	75.73%	67.32%	79.90%
Refinance (Cash-out)	299	99,819,355.53	40.08	5.028	724	333,844	68.34	66.89	91.34
Refinance (No Cash-out)	105	48,610,063.25	19.52	5.037	748	462,953	65.36	64.71	81.10
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Loan Documentation

MLCC Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	498	$211,017,960.16	84.72%	5.063%	731	$423,731	72.37%	68.25%	100.00%
No Income/No Ratio Documentation	49	21,712,939.44	8.72	5.080	775	443,121	55.63	53.35	0.00
Stated Documentation	22	9,703,061.40	3.90	5.082	770	441,048	65.67	60.86	0.00
Alternative Documentation	8	5,915,935.73	2.38	5.111	762	739,492	76.16	66.80	0.00
Streamlined	1	726,000.00	0.29	5.250	691	726,000	72.60	72.60	0.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	288	$157,162,607.50	63.10%	5.142%	746	$545,703	70.92%	64.41%	76.90%
Correspondent	286	88,286,345.93	35.45	4.941	722	308,694	70.36	70.36	98.02
Broker	4	3,626,943.30	1.46	4.886	722	906,736	72.52	72.52	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**



Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.250	1	$1,302,000.00	0.52%	3.875%	772	$1,302,000	70.54%	70.54%	100.00%
0.375	1	525,000.00	0.21	4.000	739	525,000	100.00	70.00	0.00
0.500	1	749,990.00	0.30	4.000	753	749,990	100.00	70.00	100.00
0.625	1	1,326,500.00	0.53	4.125	700	1,326,500	70.00	70.00	100.00
0.875	3	3,183,957.15	1.28	4.338	724	1,061,319	63.21	63.21	88.25
1.000	4	3,145,399.00	1.26	4.546	715	786,350	68.31	68.31	93.18
1.125	1	206,431.78	0.08	4.500	766	206,432	50.00	50.00	100.00
1.166	1	1,065,000.00	0.43	4.750	771	1,065,000	75.00	75.00	100.00
1.250	42	25,265,776.60	10.14	4.716	756	601,566	66.40	63.89	72.77
1.375	43	16,686,129.25	6.70	4.982	735	388,050	71.48	67.02	88.47
1.500	17	9,629,832.22	3.87	5.027	755	566,461	77.45	64.62	79.03
1.625	83	54,652,845.00	21.94	5.140	748	658,468	68.65	63.20	79.10
1.750	243	80,173,775.52	32.19	5.078	731	329,933	71.00	67.55	87.24
1.875	17	6,172,857.86	2.48	5.210	742	363,109	71.92	69.64	61.23
2.000	44	23,504,997.50	9.44	5.360	719	534,204	71.68	67.66	91.17
2.125	64	16,391,923.05	6.58	5.298	721	256,124	73.40	73.40	100.00
2.250	8	3,081,168.75	1.24	5.579	729	385,146	79.97	72.11	100.00
2.375	1	229,000.00	0.09	5.500	695	229,000	72.70	72.70	100.00
2.500	2	1,554,963.05	0.62	5.864	760	777,482	89.96	79.76	100.00
3.351	1	228,350.00	0.09	4.625	766	228,350	29.00	29.00	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
11.751 to 12.000	577	$248,084,933.68	99.60%	5.063%	737	$429,957	70.63%	66.57%	84.66%
12.501 to 12.750	1	990,963.05	0.40	6.000	770	990,963	100.00	84.00	100.00
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**



GROUP IV MORTGAGE LOANS

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
November 2005	178	$109,467,933.54	43.95%	4.963%	748	$614,988	69.01%	65.14%	76.66%
December 2005	44	20,093,701.66	8.07	5.125	748	456,675	69.81	64.64	69.14
January 2006	47	21,831,166.01	8.76	5.229	754	464,493	74.79	65.43	88.48
February 2006	37	20,412,337.01	8.20	5.341	730	551,685	73.34	66.28	86.67
March 2006	28	11,414,260.82	4.58	5.680	726	407,652	67.44	63.74	93.88
April 2006	244	65,856,497.69	26.44	4.978	715	269,904	72.35	70.75	99.43
Total:	**578**	**$249,075,896.73**	**100.00%**	**5.067%**	**737**	**$430,927**	**70.74%**	**66.64%**	**84.72%**

GROUP V MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$99,837,874.03	
Total Number of Loans		109	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$915,943.80	$150,000.00	$5,000,000.00
Original Balance	$931,845.44	$150,000.00	$5,000,000.00
Loan Rate	4.791%	3.700%	5.750%
Servicing Fee	0.300%	0.300%	0.300%
Net Loan Rate	4.491%	3.400%	5.450%
Gross Margin	1.149%	0.350%	2.100%
Maximum Loan Rate	11.907%	9.950%	12.500%
Original LTV	63.07%	15.71%	80.45%
Effective LTV	63.07%	15.71%	80.45%
Credit Score	739	606	825
Original Term (mos)	358	120	360
Remaining Term (mos)	347	118	359
Seasoning (mos)	11	1	43
Next Rate Reset	1	1	1
Rate Adj Freq	1	1	1
First Rate Adj Freq	2	2	2
IO Original Term (2)	120	119	120
IO Remaining Term (2)	108	77	119
Top State Concentrations ($)	CA(67.28%),NY(14.81%),HI(3.29%),MA(3.22%),IL(1.72%)		
First Pay Date		04/01/2002	10/01/2005
Rate Change Date		11/01/2005	11/01/2005
Maturity Date		08/01/2015	09/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR	109	$99,837,874.03	100.00%	4.791%	739	$915,944	63.07%	63.07%	100.00%
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Month LIBOR Loans	109	$99,837,874.03	100.00%	4.791%	739	$915,944	63.07%	63.07%	100.00%
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	2	$3,011,196.65	3.02%	4.500%	795	$1,505,598	71.58%	71.58%	100.00%
Interest-Only	107	96,826,677.38	96.98	4.800	738	904,922	62.80	62.80	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
100,000.01 to 200,000.00	2	$338,792.00	0.34%	5.055%	774	$169,396	59.02%	59.02%	100.00%
200,000.01 to 300,000.00	6	1,492,000.00	1.49	4.987	740	248,667	66.16	66.16	100.00
300,000.01 to 400,000.00	8	2,988,443.17	2.99	4.945	761	373,555	70.09	70.09	100.00
400,000.01 to 500,000.00	10	4,516,740.00	4.52	5.017	720	451,674	73.51	73.51	100.00
500,000.01 to 600,000.00	18	10,056,563.71	10.07	4.964	744	558,698	70.33	70.33	100.00
600,000.01 to 700,000.00	5	3,367,798.14	3.37	5.102	701	673,560	76.18	76.18	100.00
700,000.01 to 800,000.00	6	4,507,069.99	4.51	4.940	714	751,178	67.90	67.90	100.00
800,000.01 to 900,000.00	5	4,219,749.21	4.23	4.727	741	843,950	68.81	68.81	100.00
900,000.01 to 1,000,000.00	15	14,597,450.00	14.62	4.867	755	973,163	60.99	60.99	100.00
1,000,000.01 to 1,100,000.00	11	11,944,000.00	11.96	4.583	762	1,085,818	55.99	55.99	100.00
1,100,000.01 to 1,200,000.00	2	2,369,975.62	2.37	4.998	730	1,184,988	60.42	60.42	100.00
1,200,000.01 to 1,300,000.00	3	3,681,975.03	3.69	4.743	727	1,227,325	66.56	66.56	100.00
1,300,000.01 to 1,400,000.00	3	4,095,000.00	4.10	4.525	706	1,365,000	59.23	59.23	100.00
1,400,000.01 to 1,500,000.00	2	3,000,000.00	3.00	4.375	755	1,500,000	43.28	43.28	100.00
1,500,000.01 to 2,000,000.00	8	13,963,560.52	13.99	4.932	724	1,745,445	66.91	66.91	100.00
2,000,000.01 to 2,500,000.00	3	7,006,250.00	7.02	4.509	749	2,335,417	52.80	52.80	100.00
2,500,000.01 to 3,000,000.00	1	2,692,506.64	2.70	4.500	801	2,692,507	75.00	75.00	100.00
3,000,000.01 or greater	1	5,000,000.00	5.01	4.625	706	5,000,000	50.00	50.00	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.501 to 3.750	1	$1,000,000.00	1.00%	3.700%	746	$1,000,000	38.46%	38.46%	100.00%
3.751 to 4.000	1	1,100,000.00	1.10	4.000	783	1,100,000	42.31	42.31	100.00
4.001 to 4.250	4	4,614,475.03	4.62	4.154	744	1,153,619	54.51	54.51	100.00
4.251 to 4.500	20	21,847,446.65	21.88	4.471	762	1,092,372	55.53	55.53	100.00
4.501 to 4.750	7	14,102,050.00	14.12	4.670	714	2,014,579	54.21	54.21	100.00
4.751 to 5.000	48	38,651,993.83	38.71	4.923	743	805,250	69.07	69.07	100.00
5.001 to 5.250	18	12,520,658.66	12.54	5.149	727	695,592	72.85	72.85	100.00
5.251 to 5.500	9	5,761,249.86	5.77	5.452	709	640,139	66.78	66.78	100.00
5.501 to 5.750	1	240,000.00	0.24	5.750	700	240,000	64.86	64.86	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
109 to 120	1	$824,000.00	0.83%	4.500%	622	$824,000	49.02%	49.02%	100.00%
313 to 324	3	1,294,250.00	1.30	5.546	732	431,417	71.16	71.16	100.00
325 to 336	17	14,764,228.66	14.79	4.988	749	868,484	63.89	63.89	100.00
337 to 348	40	29,177,552.70	29.22	4.980	745	729,439	68.56	68.56	100.00
349 to 360	48	53,777,842.67	53.87	4.621	736	1,120,372	59.88	59.88	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	2	$2,200,000.00	2.20%	4.438%	762	$1,100,000	16.73%	16.73%	100.00%
20.01 to 30.00	2	2,340,000.00	2.34	4.462	752	1,170,000	24.25	24.25	100.00
30.01 to 40.00	8	8,060,000.00	8.07	4.510	776	1,007,500	35.89	35.89	100.00
40.01 to 50.00	10	12,567,665.63	12.59	4.623	728	1,256,767	47.32	47.32	100.00
50.01 to 60.00	10	12,794,998.28	12.82	4.763	711	1,279,500	55.13	55.13	100.00
60.01 to 70.00	19	18,217,559.73	18.25	4.902	729	958,819	68.21	68.21	100.00
70.01 to 75.00	21	19,685,471.16	19.72	4.877	749	937,403	74.13	74.13	100.00
75.01 to 80.00	35	22,324,309.87	22.36	4.936	744	637,837	79.69	79.69	100.00
80.01 to 85.00	2	1,647,869.36	1.65	4.401	763	823,935	80.39	80.39	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	2	$2,200,000.00	2.20%	4.438%	762	$1,100,000	16.73%	16.73%	100.00%
20.01 to 30.00	2	2,340,000.00	2.34	4.462	752	1,170,000	24.25	24.25	100.00
30.01 to 40.00	8	8,060,000.00	8.07	4.510	776	1,007,500	35.89	35.89	100.00
40.01 to 50.00	10	12,567,665.63	12.59	4.623	728	1,256,767	47.32	47.32	100.00
50.01 to 60.00	10	12,794,998.28	12.82	4.763	711	1,279,500	55.13	55.13	100.00
60.01 to 70.00	19	18,217,559.73	18.25	4.902	729	958,819	68.21	68.21	100.00
70.01 to 75.00	21	19,685,471.16	19.72	4.877	749	937,403	74.13	74.13	100.00
75.01 to 80.00	35	22,324,309.87	22.36	4.936	744	637,837	79.69	79.69	100.00
80.01 to 85.00	2	1,647,869.36	1.65	4.401	763	823,935	80.39	80.39	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
601 to 625	2	$2,824,000.00	2.83%	4.766%	611	$1,412,000	56.58%	56.58%	100.00%
626 to 650	1	680,000.00	0.68	5.125	628	680,000	80.00	80.00	100.00
651 to 675	5	3,171,849.99	3.18	5.045	672	634,370	69.15	69.15	100.00
676 to 700	16	14,583,420.00	14.61	4.935	686	911,464	70.37	70.37	100.00
701 to 725	11	11,863,290.00	11.88	4.809	711	1,078,481	62.55	62.55	100.00
726 to 750	21	16,981,277.63	17.01	4.780	740	808,632	59.42	59.42	100.00
751 to 775	27	28,212,827.51	28.26	4.738	760	1,044,920	59.72	59.72	100.00
776 to 800	19	11,754,302.26	11.77	4.838	786	618,647	64.29	64.29	100.00
801 to 825	7	9,766,906.64	9.78	4.576	806	1,395,272	66.02	66.02	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
California	73	$67,173,923.28	67.28%	4.772%	738	$920,191	60.47%	60.47%	100.00%
Colorado	1	204,000.00	0.20	5.125	780	204,000	80.00	80.00	100.00
Connecticut	1	420,000.00	0.42	4.875	793	420,000	78.07	78.07	100.00
Delaware	2	1,533,750.00	1.54	5.250	789	766,875	75.00	75.00	100.00
Florida	1	960,000.00	0.96	5.000	825	960,000	80.00	80.00	100.00
Hawaii	3	3,284,000.00	3.29	4.852	746	1,094,667	69.83	69.83	100.00
Idaho	1	318,690.01	0.32	4.500	743	318,690	42.67	42.67	100.00
Illinois	1	1,714,810.52	1.72	5.125	754	1,714,811	70.00	70.00	100.00
Maine	1	574,994.61	0.58	4.875	764	574,995	80.00	80.00	100.00
Maryland	1	300,000.00	0.30	4.375	742	300,000	79.37	79.37	100.00
Massachusetts	3	3,210,000.00	3.22	4.819	760	1,070,000	77.50	77.50	100.00
Missouri	1	560,000.00	0.56	5.125	718	560,000	80.00	80.00	100.00
Nevada	2	1,064,000.00	1.07	5.000	715	532,000	80.00	80.00	100.00
New Jersey	4	1,562,141.30	1.56	4.921	754	390,535	76.69	76.69	100.00
New York	11	14,786,252.31	14.81	4.696	724	1,344,205	60.54	60.54	100.00
Pennsylvania	1	1,080,000.00	1.08	5.000	776	1,080,000	80.00	80.00	100.00
Virginia	1	378,812.00	0.38	5.000	740	378,812	80.00	80.00	100.00
Washington	1	712,500.00	0.71	4.875	749	712,500	70.37	70.37	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	61	$64,476,013.53	64.58%	4.686%	745	$1,056,984	59.18%	59.18%	100.00%
Second Home	24	19,638,768.64	19.67	4.813	737	818,282	72.17	72.17	100.00
Investment	24	15,723,091.86	15.75	5.196	721	655,129	67.62	67.62	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	48	$45,873,017.17	45.95%	4.748%	748	$955,688	59.30%	59.30%	100.00%
Condominium	31	25,442,219.15	25.48	4.894	728	820,717	66.36	66.36	100.00
De Minimis PUD	23	20,012,631.07	20.05	4.757	738	870,114	66.53	66.53	100.00
Cooperative	3	5,442,506.64	5.45	4.433	755	1,814,169	66.68	66.68	100
Two- to Four-Family	4	3,067,500.00	3.07	5.432	694	766,875	63.03	63.03	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	63	$60,634,381.75	60.73%	4.838%	732	$962,451	67.95%	67.95%	100.00%
Refinance (Cash-out)	33	27,363,492.28	27.41	4.764	749	829,197	60.00	60.00	100.00
Refinance (No Cash-out)	13	11,840,000.00	11.86	4.616	754	910,769	45.16	45.16	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Loan Documentation

First Republic Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	109	$99,837,874.03	100.00%	4.791%	739	$915,944	63.07%	63.07%	100.00%
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	739	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.350	2	$2,100,000.00	2.10%	3.857%	765	$1,050,000	40.48%	40.48%	100.00%
0.500	1	1,500,000.00	1.50	4.125	756	1,500,000	52.08	52.08	100.00
0.600	2	2,589,475.03	2.59	4.152	751	1,294,738	52.69	52.69	100.00
0.700	1	300,000.00	0.30	4.375	742	300,000	79.37	79.37	100.00
0.750	3	3,631,250.00	3.64	4.357	754	1,210,417	56.38	56.38	100.00
0.850	11	12,707,196.65	12.73	4.484	777	1,155,200	55.51	55.51	100.00
0.900	5	4,734,000.00	4.74	4.500	711	946,800	58.00	58.00	100.00
0.950	1	1,500,000.00	1.50	4.625	754	1,500,000	34.48	34.48	100.00
1.000	3	8,500,000.00	8.51	4.610	709	2,833,333	49.63	49.63	100.00
1.050	1	1,750,000.00	1.75	4.750	690	1,750,000	70.00	70.00	100.00
1.100	1	1,900,000.00	1.90	4.750	756	1,900,000	58.46	58.46	100.00
1.150	2	1,452,050.00	1.45	4.750	737	726,025	68.19	68.19	100.00
1.200	29	22,251,929.84	22.29	4.875	745	767,308	65.75	65.75	100.00
1.250	3	1,614,210.00	1.62	4.875	694	538,070	79.90	79.90	100.00
1.300	9	8,625,792.00	8.64	5.000	734	958,421	77.03	77.03	100.00
1.350	2	1,702,849.99	1.71	5.000	759	851,425	77.82	77.82	100.00
1.400	5	4,457,212.00	4.46	5.000	759	891,442	62.96	62.96	100.00
1.450	5	3,795,608.66	3.80	5.125	729	759,122	75.48	75.48	100.00
1.500	10	6,271,300.00	6.28	5.125	716	627,130	69.69	69.69	100.00
1.550	1	920,000.00	0.92	5.250	685	920,000	80.00	80.00	100.00
1.600	2	1,533,750.00	1.54	5.250	789	766,875	75.00	75.00	100.00
1.700	3	1,524,499.86	1.53	5.375	710	508,167	69.58	69.58	100.00
1.750	1	675,000.00	0.68	5.375	737	675,000	79.41	79.41	100.00
1.800	2	1,300,000.00	1.30	5.500	694	650,000	49.24	49.24	100.00
1.850	1	1,207,500.00	1.21	5.500	684	1,207,500	70.00	70.00	100.00
1.900	2	1,054,250.00	1.06	5.500	739	527,125	72.59	72.59	100.00
2.100	1	240,000.00	0.24	5.750	700	240,000	64.86	64.86	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
9.751 to 10.000	1	$1,100,000.00	1.10%	5.000%	731	$1,100,000	74.58%	74.58%	100.00%
10.751 to 11.000	2	6,100,000.00	6.11	4.602	717	3,050,000	52.69	52.69	100.00
11.501 to 11.750	1	1,170,000.00	1.17	5.125	722	1,170,000	73.13	73.13	100.00
11.751 to 12.000	92	83,556,232.17	83.69	4.763	744	908,220	63.19	63.19	100.00
12.251 to 12.500	13	7,911,641.86	7.92	5.156	715	608,588	66.70	66.70	100.00
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
November 2005	109	$99,837,874.03	100.00%	4.791%	739	$915,944	63.07%	63.07%	100.00%
Total:	**109**	**$99,837,874.03**	**100.00%**	**4.791%**	**739**	**$915,944**	**63.07%**	**63.07%**	**100.00%**